Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Fox & Hound Restaurant Group

at

$15.50 Net Per Share

by

F&H Finance Corp.

an indirect wholly-owned subsidiary of

Levine Leichtman Capital Partners III, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006, UNLESS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE (THE “SHARES”), OF FOX & HOUND RESTAURANT GROUP (THE “COMPANY”), WHICH, WHEN ADDED TO THE SHARES, IF ANY, BENEFICIALLY OWNED BY FOX ACQUISITION COMPANY (“FAC”) OR F&H FINANCE CORP. (“OFFEROR”), WOULD REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

THIS OFFER (THE “OFFER”) IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 29, 2005 (THE “MERGER AGREEMENT”), AMONG FAC, OFFEROR AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE CONSISTING OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE OFFER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, ADOPT THE MERGER AGREEMENT.

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to The Bank of New York, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.

A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

January 6, 2006

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the annex to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer

F&H Finance Corp. is offering to purchase all of the outstanding shares of common stock of Fox & Hound Restaurant Group for $15.50 per share in cash. F&H Finance Corp. is a wholly-owned subsidiary of Fox Acquisition Company, which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P. F&H Finance Corp. and Fox Acquisition Company were formed by Levine Leichtman Capital Partners III, L.P. for the purpose of acquiring the Company. See Section 9 “Certain Information Concerning Offeror, FAC and Certain Affiliates” of this Offer to Purchase.

Conditions to the Tender Offer	F&H Finance Corp. is not obligated to purchase any shares if:

•	shares representing less than a majority of the outstanding shares, including shares beneficially owned by F&H Finance Corp. or Fox Acquisition Company, have been validly tendered and not withdrawn prior to the expiration of the tender offer;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or terminated;

•	there shall have been entered, enforced, instituted or issued by any governmental authority any legally binding judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree:

prohibiting the tender offer or the merger or any related transaction;

limiting the Company’s or F&H Finance Corp.’s or any of their subsidiaries’ ownership or operation of any material portion of the Company’s or F&H Finance Corp.’s or any of their subsidiaries’ businesses or assets;

limiting F&H Finance Corp.’s or its affiliates’ ability to exercise full rights of ownership in the Company’s shares; or

that would otherwise reasonably be expected to require F&H Finance Corp. or its affiliates to divest any shares of the Company; or

that, subject to certain exceptions, would be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the business, assets, condition (financial or otherwise), liabilities or the results of operations of F&H Finance Corp. and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement;

•	any order, law, rule or other regulation has been enacted, issued, promulgated, enforced or entered by a governmental authority or court and is in effect that is reasonably likely to result in any of the consequences listed in the bullet point above;

•	subject to certain exceptions, there have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, subject to certain exceptions, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement;

•	(i) any third party shall have acquired, or entered into a definitive agreement or agreement in principle to acquire, beneficial ownership of 50% or more of the Company’s outstanding shares, or (ii) the Company’s Board, its special committee or any other Board committee shall have withdrawn, modified or changed in a manner adverse to F&H Finance Corp. its recommendation of F&H Finance Corp.’s offer, the merger and the merger agreement, or shall have approved another party’s proposal to acquire the Company;

•	any required consents to the transaction have not been obtained, including any consents required by state, city or local liquor licensing agencies, except where the failure to obtain such consents, in the aggregate, subject to certain exceptions, would not have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement; or

•	the merger agreement has been terminated.

See Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of certain other conditions to the offer.

Merger Agreement

In connection with the tender offer, the Company, F&H Finance Corp. and Fox Acquisition Company have entered into a merger agreement pursuant to which, if the tender offer is consummated and all necessary stockholder approvals are obtained, F&H Finance Corp. will merge with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Fox Acquisition Company. Levine Leichtman Capital Partners III, L.P. has guaranteed the obligations of F&H Finance Corp. and Fox Acquisition Company under the merger agreement.

Position of the Company Board of Directors

The board of directors of the Company, based on the unanimous recommendation of a special committee consisting of its independent directors and the advice of independent counsel and financial advisors, unanimously:

•	determined that the terms of the tender offer and the merger are fair to and in the best interests of the Company and its stockholders;

•	approved the merger agreement and the transactions contemplated thereby;

•	consented to the tender offer; and

•	recommended that the Company stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if necessary, adopt the merger agreement.

See the “Introduction” to this Offer to Purchase.

Expiration of the Tender Offer	This tender offer expires at 5:00 p.m., New York City time, on Monday, February 6, 2006, unless extended. See Section 1 “Terms of the Offer” of this Offer to Purchase.

Ability to Extend the Tender Offer	The tender offer can be extended by F&H Finance Corp.:

•	if any of the conditions to the tender offer have not been satisfied or waived;

•	if required by law; or

•	for a period up to 20 business days in the aggregate if, on the expiration date of the tender offer, more than 50% but less than 90% of the outstanding shares of common stock have been validly tendered and not withdrawn.

F&H Finance Corp.’s ability to extend the tender offer is subject to the Company’s right to terminate the merger agreement if the tender offer and merger are not consummated by May 31, 2006. F&H Finance Corp. may also, without the consent of the Company, provide for a “subsequent offering period” of 10 to 20 business days and, if requested by the Company, F&H Finance Corp. is obligated to provide for such “subsequent offering period.” See Section 1 “Terms of the Offer” of this Offer to Purchase for more details on the ability to extend the tender offer.

Ability to Withdraw Tendered Shares

The tender of your shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, February 6, 2006 and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after March 6, 2006. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a “subsequent offering period.” See Section 4 “Withdrawal Rights” of this Offer to Purchase.

Certain Effects of the Tender Offer

If the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. See Section 7 “Effect of the Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Merger Following Expiration of the Tender Offer

If, following consummation of the tender offer, F&H Finance Corp. owns 90% or more of the outstanding shares of common stock, F&H Finance Corp. intends, and intends to cause the Company, to consummate a “short form” merger pursuant to the Delaware General Corporation Law. Neither stockholder approval (except for the approval of F&H Finance Corp.) nor the approval of the board of directors of the Company would be required to consummate the “short form” merger. If F&H Finance Corp. does not acquire at least 90% of the outstanding shares of the Company pursuant to the tender offer, stockholder approval of the merger will be required, and a significantly longer period of time will be required to effect the merger under Delaware law. See Section 12 “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

At the effective time of the merger, each share of common stock outstanding will be cancelled in exchange for the right to receive $15.50 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any required withholding taxes. See Section 13 “The Transaction Documents” of this Offer to Purchase.

Appraisal Rights

No appraisal rights will be available in connection with the tender offer. However, if the tender offer is consummated, appraisal rights will be available in connection with the merger under the Delaware General Corporation Law. See Section 17 “Appraisal Rights” of this Offer to Purchase.

See Section 1 “Terms of the Offer” and Section 13 “The Transaction Documents” of this Offer to Purchase for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

F&H Finance Corp. is offering to purchase all of the outstanding shares of common stock of Fox & Hound Restaurant Group for $15.50 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

F&H Finance Corp. is a Delaware corporation and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation. Fox Acquisition Company is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership. F&H Finance Corp. and Fox Acquisition Company were formed for the sole purpose of acquiring the Company and have carried on no activities other than in connection with the acquisition of the Company. See the “Introduction” and Section 9 “Certain Information Concerning Offeror, FAC and Certain Affiliates” of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to F&H Finance Corp. and, where appropriate, Fox Acquisition Company, Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners, Inc.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” and Section 1 “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

We are offering to pay you $15.50 per share, in cash, without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. F&H Finance Corp. will have sufficient funds available to purchase all shares validly tendered and not withdrawn in this tender offer through funding provided by its indirect parent, Levine Leichtman Capital Partners III, L.P., together with an affiliate of such parent, and through loans from one or more financial institutions. Our tender offer is not conditioned on any financing arrangements. Levine Leichtman Capital Partners III, L.P. has also guaranteed the obligations of F&H Finance Corp. and Fox Acquisition Company under the merger agreement. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

What does the Company board of directors recommend regarding this tender offer?

Based on the unanimous recommendation of a special committee consisting of its independent directors and the advice of independent counsel and financial advisors, the Company board of directors unanimously:

•	determined that the terms of the tender offer and the merger are fair to and in the best interests of the Company and its stockholders;

•	approved the merger agreement and the transactions contemplated thereby;

•	consented to the tender offer, and

•	recommended that the Company stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if necessary, adopt the merger agreement.

See the “Introduction” to this Offer to Purchase.

Are the Company’s directors and executive officers participating with F&H Finance Corp. in the acquisition of the Company?

No. Our letter of intent, dated October 4, 2005, with the Company contemplated that we would acquire the Company at a price of $14.00 per share, and that certain directors and members of management would participate with us in the acquisition by rolling over certain of their shares and options in the Company into the surviving corporation. After Steel Partners II, L.P. and Newcastle Partners, L.P. announced their offer to acquire the Company at a price of $14.75 per share (as described below) on December 12, 2005, which price was later reduced to $14.50, those directors and members of management informed us that they did not want to roll over their shares and options if the offer price was more than $14.00 per share. Accordingly, when we subsequently determined the price at which we would offer to acquire the Company, we did not assume any director or management participation and, when the Company accepted our offer to purchase the Company at $15.50 per share on December 29, 2005, the related merger agreement did not provide for any such participation by directors and management.

How does this tender offer relate to the offer by Steel Partners II, L.P. and Newcastle Partners, L.P. to acquire the Company announced on December 28, 2005?

On October 4, 2005, the Company entered into a letter of intent with us regarding our proposed acquisition of the Company at $14.00 per share. On December 12, 2005, Steel Partners II, L.P. and Newcastle Partners, L.P. announced their offer to acquire the Company at a price of $14.75 per share and, on December 19, 2005, they decreased their offer to $14.50 per share. On December 28, 2005, Steel Partners II, L.P. and Newcastle Partners, L.P. increased their offer to $15.50 per share. Our letter of intent with the Company provided that, subject to certain terms and conditions, if we matched the terms of the third party offer, the Company would terminate all negotiations with such third party and proceed with us on the basis of such terms. Accordingly, on December 29, 2005, we increased our offer to $15.50 and entered into the merger agreement with the Company. Concurrently with the execution of our merger agreement, the Company advised us that it had terminated all agreements and arrangements with Steel Partners II, L.P. and Newcastle Partners, L.P. See Section 11 “Background of Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase.

How long do I have to decide whether to tender in the tender offer?

You will have until 5:00 p.m., New York City time, on Monday, February 6, 2006, to tender your shares in the tender offer, unless the offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 “Terms of the Offer” and 3 “Procedure for Tendering Shares” of this Offer to Purchase.

Can the tender offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we may extend the tender offer beyond Monday, February 6, 2006, without the consent of the Company:

•	if any of the conditions to the tender offer have not been satisfied or waived;

•	if required by law; or

•	for up to 20 business days beyond the scheduled expiration date if, at that date, more than 50% but less than 90% of the outstanding shares of common stock have been validly tendered and not withdrawn.

Our right to extend the tender offer is subject to the Company’s right to terminate the merger agreement if the tender offer and the merger have not been consummated by May 31, 2006. We may also, without the consent of the Company, provide for a “subsequent offering period” of 10 to 20 business days and, if requested by the Company, we are obligated to provide for such a “subsequent offering period.” A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment); you also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

See Section 1 “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform The Bank of New York (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the tender offer?

We are not obligated to buy any shares if:

•	upon the expiration of the tender offer, there has not been tendered (without withdrawal) shares representing, together with any shares beneficially owned by us, at least a majority of the outstanding shares (we call this condition the “minimum condition”);

•	any applicable waiting period under the Hart-Scott-Rodino Act has not expired or terminated;

•	there shall have been entered, enforced, instituted or issued by any governmental authority any legally binding judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree:

prohibiting the tender offer or the merger or any related transaction;

limiting the Company’s or our ownership or operation of any material portion of the Company’s or our businesses or assets;

limiting our or our affiliates’ ability to exercise full rights of ownership in the Company’s shares; or

that would otherwise reasonably be expected to require us or our affiliates to divest any shares of the Company; or

that, subject to certain exceptions, would be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the business, assets, condition (financial or otherwise), liabilities or the results of operations of us and our subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement;

•	there shall be any order, law, rule or other regulation that is reasonably likely to result in any of the consequences listed in the bullet point above;

•	there have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, subject to certain exceptions, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement;

•	(i) any third party shall have acquired, or entered into a definitive agreement or agreement in principle to acquire, beneficial ownership of 50% or more of the Company’s outstanding shares, or (ii) the Company’s Board, its special committee or any other Board committee shall have withdrawn, modified or changed, in a manner adverse to us, its recommendation of our offer, the merger or the merger agreement or shall have approved another party’s proposal to acquire the Company;

•	any required consent to the transaction shall not have been obtained, including any consent required by state, city or local liquor licensing agencies, if the failure to obtain such consents, in the aggregate, subject to certain exceptions, would have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the merger agreement; or

•	the merger agreement has been terminated.

The tender offer is also subject to a number of other conditions. We can waive some of the conditions to the tender offer without the Company’s consent; however, we cannot waive the minimum condition unless the Company consents. See Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

Under what circumstances would the Company be obligated to pay a termination fee to F&H Finance Corp. if the tender offer is terminated?

Under the merger agreement, the Company has agreed to reimburse us for up to $1,000,000 of our expenses if we terminate the merger agreement because of the Company’s material breach of the merger agreement and, if within 12 months after the date of termination, the Company enters into an agreement with a third party to acquire the Company, submits such an agreement to stockholders for adoption or completes such a transaction with a third party, the Company is obligated to pay us a $5,000,000 termination fee.

If we terminate the merger agreement because the Company’s board of directors (i) withdraws or modifies in a manner adverse to us the approval or recommendation of the offer, the merger agreement and the merger,

(ii) recommends or approves any third party proposal to acquire the Company, or (iii) enters into or publicly announces the Company’s intention to enter into an acquisition agreement (other than a confidentiality agreement) with a third party, the Company has agreed to reimburse us for up to $1,000,000 of our expenses and pay us a $5,000,000 termination fee.

If the Company terminates the merger agreement because the Company’s board of directors withdraws or modifies in a manner adverse to us its approval or recommendation of the offer, the merger agreement and the merger, the Company has agreed to reimburse us for up to $1,000,000 of our expenses and pay us a $5,000,000 termination fee.

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to The Bank of New York, the depositary for the tender offer, not later than the time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 “Procedure for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

The tender of your shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, February 6, 2006 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the offer, may also be withdrawn at any time after March 6, 2006. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, The Bank of New York, while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 “Withdrawal Rights” of this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my shares?

If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the shares may no longer be eligible to be traded through Nasdaq and the Company may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase. As described under “Will I have appraisal rights?” below, you will have appraisal rights in connection with the merger.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of shares in the tender offer, we are required under the merger agreement to complete the merger if the conditions to the merger are satisfied. If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may be so few remaining stockholders and publicly held shares that the Company common stock will no longer be eligible to be traded through Nasdaq;

•	there may not be a public trading market for the Company common stock; and

•	the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the rules relating to publicly held companies.

See Section 7 “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least such number of shares that, together with shares beneficially owned by us, represents the minimum condition, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. If the merger takes place, Fox Acquisition Company will own all of the shares of the Company and all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $15.50 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction” to this Offer to Purchase. See Section 13 “The Transaction Documents” of this Offer to Purchase for a description of the conditions to the merger and Section 17 “Appraisal Rights” of this Offer to Purchase.

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. Stockholders would be entitled to appraisal rights in connection with the merger. See Section 17 “Appraisal Rights” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On October 3, 2005, the last full day of trading before the public announcement by the Company of its execution of a letter of intent with us for the acquisition of the Company at a price of $14.00 per share, the last sale price of the Company common stock reported was $10.28 per share. On December 9, 2005, the last full day of trading before the public announcement by Steel Partners II, L.P. and Newcastle Partners, L.P. of their offer to acquire the Company at a price of $14.75 per share, the last sale price of the Company common stock reported was $13.22 per share. On December 27, 2005, the last full day of trading before the public announcement by Steel Partners II, L.P. and Newcastle Partners, L.P. of the increase of their offer to acquire the Company to a price of $15.50 per share, the last sale price of the Company common stock reported was $14.01 per share. On December 29, 2005, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $15.50 per share, the last sale price of the Company common stock reported was $15.12 per share. On January 5, 2006, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $15.38 per share. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. See Section 6 “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well.

In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 “Certain Federal Income Tax Consequences” of this Offer to Purchase.

Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

You may call D.F. King & Co., Inc. at (212) 269-5550 or (800) 735-3591 (toll free). D.F. King & Co., Inc. is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Fox & Hound Restaurant Group:

INTRODUCTION

F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at a purchase price of $15.50 per share, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 29, 2005 (the “Merger Agreement”), by and among FAC, Offeror and the Company. Offeror and FAC are corporations newly formed by LLCP in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of FAC. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by FAC or Offeror, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $15.50, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options.

Tendering stockholders who are record holders of their Shares and tender directly to The Bank of New York (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 “Fees and Expenses” of this Offer to Purchase.

The Board of Directors of the Company, based on the unanimous recommendation of a Special Committee consisting of independent directors and the advice of independent counsel and financial advisors, has unanimously approved the Offer and the Merger, determined that the Merger Agreement and the Offer are fair to and in the best interests of the Company and its stockholders, and resolved to recommend acceptance of the Offer to the stockholders, and that the stockholders tender their shares in the Offer and, if applicable, vote to adopt the Merger Agreement.

The Company has advised FAC that on December 29, 2005 the Board of Directors received the opinion of each of North Point Advisors LLC and Raymond James Financial, Inc., the Company’s financial advisors, to the effect that as of such date and based on and subject to the matters stated in such opinion, the $15.50 per share in cash to be received by the holders of Shares (other than FAC, Offeror or their respective affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Copies of those opinions are set forth in full as exhibits to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2006 and which is being mailed to the Company’s stockholders. Stockholders are urged to read the full text of the opinions carefully.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (the “Minimum Number of Shares”) which, together with shares beneficially owned by FAC or Offeror, would represent on the date of purchase at least a majority of the outstanding Shares (the “Minimum Condition”). See Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

The Company’s Schedule 14D-9 states that there are 10,039,275 Shares issued and outstanding, and the Company has represented in the Merger Agreement that as of December 29, 2005, there were outstanding stock options to purchase 1,422,127 Shares. None of FAC, Offeror or LLCP currently beneficially own any Shares. Based on the foregoing, Offeror believes that approximately 5,019,639 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied; provided, however, that the Minimum Number of Shares will increase to the extent any of the outstanding stock options are exercised prior to the expiration of the Offer, and if all such stock options are so exercised, the Minimum Number of Shares will increase to approximately 5,730,702 Shares. See Section 1 “Terms of the Offer” of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

This Offer to Purchase contains forward-looking statements that involve risks and uncertainties, including the risks associated with satisfying the various conditions to the Offer. Certain of these factors, as well as additional risks and uncertainties, are detailed in the Company’s and Offeror’s filings with the Commission. See Section 8 “Certain Information Concerning the Company” and Section 9 “Certain Information Concerning Offeror, FAC and Certain Affiliates” of this Offer to Purchase.

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 5:00 p.m., New York City time, on Monday, February 6, 2006 (the “Scheduled Expiration Date”), unless Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

In the Merger Agreement, Offeror has agreed that it will not, without the prior written consent of the Company, extend the Offer beyond the Scheduled Expiration Date, except that Offeror may, without the consent of the Company, extend the Offer as follows: (i) if, at any scheduled expiration of the Offer any of the conditions to the Offer set forth in Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase including, without limitation, the Minimum Condition (the “Offer Conditions”) shall not have been satisfied or waived, Offeror may extend the Offer for one or more periods as reasonably necessary to permit such condition to be satisfied, in increments of not more than five business days each; (ii) Offeror may extend the Offer for such period as may be required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer; or (iii) if, at any scheduled expiration of the Offer, the number of Shares that shall have been validly tendered and not withdrawn pursuant to the Offer, together with any Shares then owned by FAC or Offeror satisfies the Minimum Condition but represents less than 90% of the Shares outstanding, Offeror may extend the Offer (one or more times) for an aggregate additional period of not more than twenty (20) business days. Offeror’s rights to extend the Offer pursuant to the foregoing clauses (i) through (iii) are subject to the Company’s right to terminate the Merger Agreement if the Offer shall not have been consummated by May 31, 2006. Offeror may also, without the consent of the Company, and shall if requested by the Company, make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of

1934, as amended (the “Exchange Act”) (a “Subsequent Offering Period”) of not less than 10 business days nor more than 20 business days. See Section 13 “The Transaction Documents” of this Offer to Purchase. There can be no assurance that Offeror will exercise its right to extend the Offer.

Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (i) decrease the amount or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought in the Offer; (iii) impose additional conditions to the Offer; (iv) purchase any Shares pursuant to the Offer that when added to shares owned by FAC and its affiliates would represent less than the Minimum Condition; or (v) amend any other term or condition of the Offer in any manner adverse to the holders of Shares.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. As described in the Introduction to this Offer to Purchase, Offeror believes the Minimum Number of Shares is approximately 5,019,639; provided, however, that the Minimum Number of Shares will increase to the extent any of the outstanding stock options are exercised prior to the expiration of the Offer, and if all such stock options are so exercised, the Minimum Number of Shares will increase to approximately 5,730,702 Shares. If the Minimum Condition or any of the other Offer Conditions has not been satisfied by 5:00 p.m., New York City time, on Monday, February 6, 2006 (or any other time then set as the Expiration Date), Offeror may elect (i) subject to the qualifications described above with respect to the extension of the Offer, to extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) subject to complying with applicable rules and regulations of the Commission and to the terms of the Merger Agreement (including, if necessary, obtaining the prior written consent of the Company), to accept for payment all Shares so tendered and not extend the Offer, or (iii) subject to the terms of the Merger Agreement, to terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

Subject to the applicable rules and regulations of the Commission, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer Conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the Commission, Offeror expressly reserves the right to waive any Offer Condition (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time (except that the business day falling on any expiration date of the Offer shall consist of the time period from 12:01 a.m. through 5:00 p.m., New York City time, on such date).

The Company has provided Offeror with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 “Terms of the Offer” and 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c)

under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3. Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market (the “Nasdaq”) trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 29, 2005), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute shall, in his sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after March 6, 2006; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Offeror must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase.

5. Certain Federal Income Tax Consequences.

The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons), or to persons holding Shares as part of a “straddle,” “hedge,” or “conversion transaction.” This discussion does not address any aspect of state, local or foreign taxation.

The federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In the case of an individual, net long-term capital gain may be subject to a reduced rate of tax and net capital losses may be subject to limits on deductibility. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a 28% rate. See Section 3 “Procedure for Tendering Shares” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

6. Price Range of Shares; Dividends on the Shares.

The Company’s Shares currently trade on the Nasdaq under the symbol “FOXX”. The following table sets forth the high and low closing sales prices per Share on the Nasdaq for the periods indicated, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2004 (the “Company 10-K”) and other published financial sources.

	High	Low
Fiscal Year Ended December 28, 2004:
First Quarter	14.40	11.19
Second Quarter Third Quarter Fourth Quarter	16.20 14.37 11.79	12.19 9.47 8.60
Fiscal Year Ended December 27, 2005:
First Quarter	12.36	10.51
Second Quarter	12.61	10.95
Third Quarter	13.26	11.18
Fourth Quarter	14.46	10.16
Fiscal Year Ending December 26, 2006:
First Quarter (through January 5, 2006)	15.45	15.09

On October 3, 2005, the last full day of trading before the public announcement by the Company of its execution of a letter of intent with Levine Leichtman Capital Partners, Inc., a California corporation and the managing member of the general partner of LLCP (“Levine Leichtman”), for the acquisition of the Company at a price of $14.00 per share, the last sale price of the Company common stock reported was $10.28 per share. On December 9, 2005, the last full day of trading before the public announcement by Steel Partners II, L.P. and Newcastle Partners, L.P. of their offer to acquire the Company at a price of $14.75 per share, the last sale price of the Company common stock reported was $13.22 per share. On December 27, 2005, the last full day of trading before the public announcement by Steel Partners II, L.P. and Newcastle Partners, L.P. of the increase of their offer to acquire the Company to a price of $15.50 per share, the last sale price of the Company common stock reported was $14.01 per share. On December 29, 2005, the last full day of trading before the public announcement by the Company of its execution of an agreement with FAC and Offeror to acquire the Company at a price of $15.50 per share, the last sale price of the Company common stock reported was $15.12 per share. On January 5, 2006, the last full day of trading before the commencement of this tender offer, the closing price of the Company common stock reported was $15.38 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 “Certain Information Concerning the Company” of this Offer to Purchase.

According to the Company 10-K, it is the Company’s policy not to pay dividends but, instead, to retain earnings to finance future development, and the Company’s line of credit with Intrust Bank, N.A. limits the Company’s ability to pay dividends in any fiscal year. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock.

7. Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.

The Shares are currently listed and traded on the Nasdaq, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq for continued listing and may, therefore, be delisted from such exchange. According to the Nasdaq’s published guidelines, the Nasdaq will consider delisting shares if, among other things: (a) the number of the issuer’s publicly held shares (exclusive of shares held by officers, directors, or beneficial owners of 10% or more) falls below 750,000; (b) the market value of such shares publicly held falls below $5,000,000; (c) the issuer has stockholder equity of less than $10,000,000; (d) there are fewer than 400 holders of round lots of the issuer’s shares; (e) the minimum bid price falls below $1.00 per share; and (f) there are not at least two registered and active market makers. The Company 10-K states that, as of March 25, 2005, the Company had approximately 39 holders of record of Shares, and the Company’s Schedule 14D-9 filed on January 6, 2006 with the Commission stated that 10,039,275 Shares are outstanding. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the Nasdaq for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

If the Nasdaq was to delist the Shares, it is possible that the Shares would trade in the over-the-counter market and that price quotations for the Shares would be reported by the Nasdaq or other sources. The extent of a public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Shares. If such registration was terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for the Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration was terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Offeror intends to seek delisting of the Shares from the Nasdaq and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be reported on the Nasdaq and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the Commission and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the Commission (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of FAC, Offeror or LLCP has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of FAC, Offeror or LLCP assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to FAC, Offeror or LLCP.

General. The Company is a Delaware corporation with its principal executive offices located at 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206. The telephone number of the Company is (316) 634-0505. According to the Company 10-K, the Company owns and operates 77 restaurants under the “Fox and Hound” and “Bailey’s” brand names that provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment.

Summary Financial Information. Set forth below is certain summary financial information for each of the Company’s last two fiscal years excerpted from the Company 10-K, as well as unaudited financial information for the 36-week periods ended September 6, 2005 and September 7, 2004 excerpted from the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 17, 2005. More comprehensive financial information is included in the referenced filings (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below.

Fox & Hound Restaurant Group

Selected Consolidated Financial Information

(in thousands, except per share amounts)

	52 weeks ended		36 weeks ended
	Dec. 28, 2004	Dec. 30, 2003	Sept. 6, 2005	Sept. 7, 2004
		(as restated)		(as restated)
Income Statement Data:
Net sales	$149,164	$121,708	$111,935	$96,449
Restaurant costs and expenses	132,558	106,517	99,738	88,544

Restaurant operating income	$16,606	$15,191	$12,197	$7,905

Net income	$6,171	$5,745	$4,209	$1,896

Earnings per share information:
Basic	$0.62	$0.59	$0.42	$0.19
Diluted	$0.59	$0.56	$0.40	$0.18

Balance Sheet Data:
Total current assets	$6,905	$5,725	$6,595	*
Total current liabilities	$13,141	$11,594	$15,886	*
Notes payable, including current portion	$3,680	$3,635	$4,633	*
Stockholders’ equity	$53,089	$46,164	$57,843	*

*	Not provided in restated financials publicly filed by the Company.

Other Financial Information. During the course of discussions between Levine Leichtman and the Company that led to the execution of the Merger Agreement (see Section 11 “Background of Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase), the Company provided Levine Leichtman, LLCP and FAC with certain information relating to the Company which may not be publicly available. That information included, among other things, the Company’s financial projections for fiscal years 2005, 2006, 2007, 2008 and 2009, which were provided in July 2005 in the confidential offering memorandum provided by North Point Advisors LLC (the “Initial Projections”). The Initial Projections were developed by the Company’s senior management based on their assumptions for macroeconomic conditions, industry conditions, revenues, gross profits and operating expenses. The Initial Projections are summarized below (the following information has been excerpted from the materials presented to Levine Leichtman, LLCP and FAC and does not reflect consummation of the Offer or the Merger):

	Fiscal Year End December,
Initial Projections (Dollars in millions)	2005E	2006E	2007E	2008E	2009E
Revenue	$172.4	$203.5	$240.3	$279.7	$320.5
Annual Growth (%)	15.6%	18.0%	18.1%	16.4%	14.6%
Store Level EBITDA	34.1	40.3	47.6	55.4	63.5
Margin (%)	19.8%	19.8%	19.8%	19.8%	19.8%
Corporate Expenses	8.6	10.0	11.5	13.1	14.7
% of revenue	5.0%	4.9%	4.8%	4.7%	4.6%
EBITDA	25.5	30.3	36.0	42.2	48.7
Margin (%)	14.8%	14.9%	15.0%	15.1%	15.2%
EBIT	12.8	16.1	21.0	26.4	31.9
Margin (%)	7.4%	7.9%	8.8%	9.4%	10.0%

The Initial Projections reflect numerous assumptions, all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including without limitation, assumptions for new restaurant openings (11 new stores in fiscal year 2005, 14 stores in fiscal year 2006, and 15 stores in fiscal years 2007 to 2009) and comparable store sales increases for existing restaurants. The Company estimated same store sales growth of 2.0% for fiscal years 2005 through 2009. In developing the Initial Projections, the Company assumed: (i) that costs of seafood, chicken and alcohol would remain constant as a percentage of sales for the existing restaurant base, (ii) that new stores would have operating inefficiencies which would occur for the first six months after opening and (iii) that the Company would continue to manage costs of sales through proactive management of menu mix and continued controls over waste. In addition, in developing the Initial Projections, the Company assumed that (i) corporate expenses would grow as additional Company-owned restaurants were opened and (ii) as a percentage of sales, corporate general and administrative expenses would decrease from 5.0% in 2005 to 4.6% in 2009. Offeror and FAC believe that the Initial Projections are unduly optimistic, and have discounted them accordingly.

In addition, Levine Leichtman met with Company management during the period from September 20, 2005 to September 26, 2005 to discuss the foregoing Initial Projections. As a result, Company management provided the following revised projections, as summarized below (the “Revised Projections”):

	Fiscal Year End December,
Revised Projections (Dollars in millions)	2005E	2006E	2007E	2008E	2009E	2010E
Revenue	$170.5	$193.8	$205.0	$212.8	$226.5	$242.9
Annual Growth (%)	14.3%	13.7%	5.8%	3.8%	6.4%	7.2%
Store Level EBITDA	33.8	38.4	40.7	42.2	45.0	48.2
Margin (%)	19.8%	19.8%	19.8%	19.8%	19.8%	19.9%
Corporate Expenses	8.0	10.2	10.6	10.9	11.5	12.2
% of revenue	4.7%	5.3%	5.2%	5.1%	5.1%	5.0%
EBITDA	25.8	28.2	30.0	31.3	33.5	36.1
Margin (%)	15.1%	14.6%	14.6%	14.7%	14.8%	14.8%
EBIT	12.6	16.8	18.7	19.4	20.9	23.0
Margin (%)	7.4%	8.7%	9.1%	9.1%	9.2%	9.5%

The Revised Projections were prepared on the assumption that the transactions contemplated by the letter of intent, dated October 4, 2005, between the Company and Levine Leichtman would be consummated; however, the Revised Projections do not reflect consummation of the Offer or the Merger. The Revised Projections reflect numerous other assumptions, all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including without limitation, assumptions for new restaurant openings (10 new stores in fiscal year 2005, 5 stores in fiscal year 2006, 2 stores in fiscal year 2007, 3 stores in fiscal year 2008, 5 stores in fiscal year 2009 and 5 stores in fiscal year 2010) and comparable store sales increases for existing restaurants. The Revised Projections also assume approximately $95.0 million of senior indebtedness and approximately $37.75 million of subordinated indebtedness to be incurred in connection with the consummation of the transactions contemplated by the letter of intent, dated October 4, 2005, between the Company and Levine Leichtman. The Company estimated same store sales growth of 2.0% for fiscal years 2005 through 2010. In developing the Revised Projections, the Company assumed: (i) that costs of seafood, chicken and alcohol would remain constant as a percentage of sales for the existing restaurant base, (ii) that new stores would have operating inefficiencies which would occur for the first six months after opening and (iii) that the Company would continue to manage costs of sales through proactive management of menu mix and continued controls over waste. In addition, in developing the Revised Projections, the Company assumed that (i) corporate expenses would grow as additional Company-owned restaurants were opened and (ii) as a percentage of sales, corporate general and administrative expenses would range from 5.3% to 5.0% over the five year projection period. Offerer and FAC believe that the Revised Projections are unduly optimistic and have discounted them accordingly.

Both the Initial Projections and the Revised Projections (collectively the “Projections”) constitute forward-looking statements that involve risks and uncertainties, including, but not limited to, risks associated with fluctuations in quarterly results, product introductions, competition, rapid technological change, reliance on distribution channels, changes in demand and other factors. Those risks and uncertainties are discussed in greater detail in the Company’s periodic filings with the Commission.

The Company does not as a matter of course make public any projections as to future performance or earnings, and the Projections set forth above are included in this Offer to Purchase only because the information was made available to FAC, LLCP and Levine Leichtman by the Company. The Company has informed FAC, LLCP and Levine Leichtman that the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company has also informed FAC, LLCP and Levine Leichtman that its internal financial forecasts (upon which the Projections provided to FAC, LLCP and Levine Leichtman were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company, Offeror, FAC, LLCP or Levine Leichtman or their respective advisors. Many of the assumptions upon which the Projections were based, none of which were approved by Offeror, FAC, LLCP or Levine Leichtman, are dependent upon economic forecasting (both general and specific to the Company’s businesses), which is inherently uncertain and subjective. The inclusion of the foregoing Projections should not be regarded as an indication that the Company, Offeror, FAC, LLCP, Levine Leichtman or any other person who received such information considers it an accurate prediction of future events, and none of Offeror, FAC, LLCP or Levine Leichtman has relied on them as such. None of Offeror, FAC, LLCP, or Levine Leichtman or their advisors assumes any responsibility for the accuracy or validity of any of the projections.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements, and other information should be available for inspection at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission at 100 F Street, N.E., Washington, D.C. 20549-0213. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

9. Certain Information Concerning Offeror, FAC and Certain Affiliates.

Offeror, a Delaware corporation, is a wholly-owned subsidiary of FAC, a Delaware corporation. Offeror and FAC were formed for the purpose of acquiring the Company and have not carried on any activities other than in connection with the Offer and the Merger. FAC is a wholly-owned subsidiary of LLCP, a California limited partnership. The general partner of LLCP is LLCP Partners III, LLC, a California limited liability company (“LLCP GP”). The managing member of LLCP GP is Levine Leichtman. We refer herein to the foregoing entities collectively as the “Purchaser Group.” The principal office of each of the members of the Purchaser Group is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210, and their telephone number is (310) 275-5335. The name, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the entities in the Purchaser Group is set forth on Annex I to this Offer to Purchase.

LLCP’s principal business is to seek out opportunities to invest in middle market companies in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts. LLCP GP’s principal business is to act as the general partner of LLCP. Levine Leichtman is the managing member of LLCP GP and is a Los Angeles based private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman. Levine Leichtman manages in excess of $1.1 billion of institutional investment capital and has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million.

Except as described in this Offer to Purchase, (i) none of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons listed in Annex I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Purchaser Group or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Confidentiality Agreement or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as provided in the Merger Agreement, the Confidentiality Agreement or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed on Annex I to this Offer to Purchase, has, or during the past two years, had any business relationship or transaction, nor is there any present or proposed arrangement, with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between any member of the Purchaser Group or any of their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Annex I has, during the past five years, been convicted in a, or is a named subject in a pending, criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Annex I has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser Group has filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto should be available for inspection at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the Commission’s customary charges, by writing to the Commission at 100 F Street, N.E., Washington, D.C. 20549-0213. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

10. Source and Amount of Funds.

The Offer is not conditioned on Offeror or FAC obtaining any financing. Because the only consideration in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer and the Merger, we believe the financial condition of FAC, Offeror and LLCP is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

If all Shares (assuming the cash-out of all options outstanding at December 29, 2005) are tendered to and purchased by Offeror, the aggregate purchase price, together with FAC’s estimated related fees and expenses will be approximately $172 million. Offeror intends to obtain all funds required to complete the purchase of the Shares pursuant to the Offer and the Merger through a combination of equity investment and debt financing to be provided by LLCP and one of its affiliates and Fortress Credit Corporation as described below.

LLCP Commitment:

Pursuant to the terms of a commitment letter provided by LLCP and Levine Leichtman Capital Partners III-Amicus Fund, L.P., a California limited partnership and an affiliate of LLCP (“LLCP-Amicus” and, together with LLCP the “LLCP Entities”), to Offeror and FAC (the “LLCP Commitment Letter”), the LLCP Entities have agreed to provide financing in an aggregate amount of up to $100 million to FAC and Offeror on or prior to the Expiration Date (as may be extended), subject to the satisfaction or waiver by FAC or Offeror of all of the Offer Conditions, in accordance with the terms and subject to the conditions set forth in the LLCP Commitment Letter. LLCP will be obligated to fund 93.52% of any such financing, and LLCP-Amicus will be obligated to fund 6.48% of any such financing. The financing may be provided in the form of either subordinated debt or equity financing, or a combination of both, as may be determined by the LLCP Entities in their sole discretion. Any debt portion of the financing will be on terms, and will bear interest at a rate, mutually agreed upon by the parties. In connection with the Merger Financing (as defined below), a portion of the Merger Financing proceeds shall be used to return to the LLCP Entities a portion of the financing provided pursuant to the LLCP Commitment Letter. Although no definitive plan or arrangement has been made for repayment of any remaining balance of any debt financing provided by the LLCP Entities pursuant to the LLCP Commitment Letter, Offeror expects that any remaining balance will be repaid from cash flow from operations and funds from other sources.

The obligations of the LLCP Entities under the LLCP Commitment Letter will expire on the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the consummation of the Merger.

The LLCP Entities have committed capital of not less than $500 million of which $125 million may be used to fund the purchase price of the Shares in connection with the Offer and the Merger. Pursuant to the Merger Agreement, LLCP has guaranteed the obligations of Offeror and FAC under the Merger Agreement.

Fortress Financing:

LLCP, FAC and Offeror have received two commitment letters dated January 5, 2006 (the “Fortress Commitment Letters”) from Fortress Credit Corporation (“Fortress”). The following is a summary of certain provisions of the Fortress Commitment Letters. The summary is qualified in its entirety by reference to the Fortress Commitment Letters, copies of which are attached as exhibits to the Schedule TO and are incorporated by reference herein.

The Fortress Tender Financing:

Fortress has provided to LLCP, FAC and Offeror a commitment letter dated January 5, 2006 (the “Tender Commitment Letter”) to provide to Offeror a senior secured term loan in the maximum amount of $80 million (the “Tender Financing”) in connection with the purchase of Shares pursuant to the Offer. Subject to the satisfaction of the conditions precedent referred to below, the proceeds of the Tender Financing will be made available on the date Shares are first purchased in connection with the Offer to partially finance the purchase price for the Shares purchased pursuant to the Offer and to pay fees and expenses associated with such transaction. The closing date for the Tender Financing will not be later than May 31, 2006 unless otherwise agreed in writing by the lenders under the Tender Financing. The Tender Financing will bear interest at a per annum rate equal to 7% above the LIBOR Rate determined for interest periods of one, two, or three months. As used herein, the term “LIBOR Rate” means the rate of interest determined by the administrative agent under the Tender Financing facility, in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities. The Tender Financing will be secured by a first priority lien on all of the assets of Offeror and FAC which prior to the Merger will consist of Shares purchased by Offeror in connection with the Offer. As long as such Shares constitute “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (see Section 16 “Certain Regulatory and Legal Matters” of this Offer to Purchase), on the date of the borrowing, the aggregate amount of the Tender Financing may not exceed an amount equal to 50% of the market value of such margin securities.

Pursuant to the terms of the Tender Commitment Letter, the obligation of Fortress to provide the Tender Financing is subject to satisfaction of certain conditions precedent, including, among other conditions, the following:

(a) Satisfaction of the Offer Conditions and no withdrawal of the recommendation of the Board of Directors of the Company that the stockholders of the Company tender their Shares in connection with the Offer and of the consummation of the Merger;

(b) Receipt by FAC of not less than $100 million from LLCP and its affiliates in exchange for common stock of FAC;

(c) Completion of the loan documentation for the Tender Financing on terms reasonably acceptable to Fortress, including receipt of legal opinions and first priority perfected liens on the assets of Offeror;

(d) Receipt by FAC, Offeror and the Company of all licensing, governmental or stockholder approvals or consents (including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”)) required to be obtained in connection with the purchase of Shares pursuant to the Offer;

(e) Absence of a material adverse change with respect to FAC, Offeror or the Company or any pending claims, investigations or litigation relating to Offeror or the Company that could reasonably be expected to result in a material adverse change for Offeror or the Company; and

(f) Payment of lenders’ out-of-pocket fees and expenses in connection with the Fortress financing arrangements.

The Tender Financing will mature on the earlier to occur of the date that is 9 months following the closing date of the Tender Financing or the date of the Merger. The Tender Financing will be repaid with the proceeds from the Merger Financing. In addition, the Tender Financing is subject to mandatory prepayment to the extent that, as of any date of determination, the outstanding amount of the Tender Financing on such date exceeds (i) the sum of 100% of the cash and cash equivalents of Offeror and (ii) 80% of the then current market value of the Shares purchased pursuant to the Offer.

If LLCP, FAC or Offeror (or any of their affiliates), enter into a debt financing arrangement relative to the Offer or the Merger with a third party other than Fortress on or prior to May 31, 2006, then LLCP shall pay Fortress a Tender Financing break-up fee of $300,000 in the aggregate. Such break-up fee is refundable if LLCP does not consummate the Merger on or before May 31, 2006 or if documentation of the Tender Financing cannot be completed with Fortress as a consequence of certain conditions specified in the Tender Commitment Letter.

The Fortress Merger Financing:

Fortress has provided to LLCP, FAC and Offeror a second commitment letter dated January 5, 2006 (the “Merger Commitment Letter”) to provide to the Surviving Corporation and its subsidiaries as co-Borrowers on a joint and several basis a senior secured financing facility in the maximum amount of $105 million (the “Merger Financing”) in connection with the Merger. The Merger Financing will be comprised of a term loan A facility in a maximum amount of up to $50 million (the “Term Loan A”), a term loan B facility in a maximum amount of up to $45 million (the “Term Loan B”) and a revolving credit facility in a maximum amount of up to $10 million

(the “Revolver”). The aggregate amount of the Merger Financing cannot exceed an amount equal to 4.00 times the Company’s consolidated Adjusted Annualized EBITDA (as defined in the Merger Commitment Letter) for the most recently ended 13 accounting periods of the Company. Based on the Company’s recent consolidated financial performance, we expect the full amount of the Merger Financing to be available at the time of the Merger. Subject to the satisfaction of the conditions precedent referred to below, the proceeds of the Merger Financing will be made available immediately upon completion of the Merger and may be used (i) to finance the Merger, (ii) to refinance the Tender Financing and certain other existing indebtedness of the Surviving Corporation, (iii) to repay a portion of the financing provided by LLCP pursuant to the LLCP Commitment Letter, (iv) to pay fees and expenses associated with the Merger and the Offer, and (v) to provide ongoing working capital and other general corporate needs of the Company including growth capital. The Merger Commitment Letter requires that the closing date for the Merger Financing must occur on or prior to May 31, 2006 unless otherwise agreed in writing by the lenders under the Merger Financing. The Surviving Corporation may elect not to be a borrower under the Merger Financing in which case the Surviving Corporation will be required to guaranty the Merger Financing facility.

The Term Loan A will bear interest at a per annum rate equal to 1.250% above the Base Rate (as defined below) in effect from time to time. The Term Loan B will bear interest at a per annum rate equal to 5.736% above the Base Rate in effect from time to time. Loans outstanding under the Revolver will bear interest at a per annum rate equal to 3.375% above the Base Rate in effect from time to time. As used herein, the term “Base Rate” means the greater of (x) the prime lending rate as publicly announced from time to time by JPMorgan Chase Bank, N.A. in New York, New York and (y) 6.50 percentage points per annum. The Merger Financing will be secured by a first priority lien on all of the assets (other than leased real property) of the Surviving Corporation and its subsidiaries.

Pursuant to the terms of the Merger Commitment Letter, the obligation of Fortress to provide the Merger Financing is subject to satisfaction of certain conditions precedent including among other conditions the following:

(a) Completion of the Merger;

(b) Receipt by FAC and/or the Surviving Corporation from LLCP and its affiliates in the form of an equity contribution in exchange for common or preferred stock of FAC or in the form of subordinated debt issued by the Surviving Corporation or a subsidiary of the Surviving Corporation, of not less than the greater of (i) the consideration to be paid in connection with the Merger pursuant to the Merger Agreement less the amount of the Term Loan A and the Term Loan B and (ii) $71 million; provided that such subordinated debt shall not exceed $37.750 million and shall be on terms consistent with the terms outlined in the Merger Commitment Letter and evidenced by documentation satisfactory to Fortress;

(c) Completion of the loan documentation for the Merger Financing on terms reasonably acceptable to Fortress, including receipt of legal opinions and first priority perfected liens on the assets of the Surviving Corporation and its subsidiaries;

(d) Receipt by FAC, Offeror, the Company and its subsidiaries of all licensing, governmental or stockholder approvals or consents (including approval under the Hart-Scott-Rodino Act) required to be obtained in connection with the purchase of Shares pursuant to the Offer;

(e) Absence of a material adverse change with respect to the Company and its subsidiaries or any pending claims, investigations or litigation relating to Offeror or the Company that could reasonably be expected to result in a material adverse change for the Company; and

(f) Adjusted EBITDA (as defined in the Merger Commitment Letter) of the Company and its subsidiaries for the 13 accounting periods most recently ended of not less than $22 million; and

(g) Payment of lenders’ out-of-pocket fees and expenses in connection with the Fortress financing arrangements.

The Term Loan A and the Term Loan B amortize over the life of the loans as set forth in the Merger Commitment Letter with a final maturity on the fifth anniversary of the closing of the Merger Financing. Any loans outstanding under the Revolver are also due and payable on the fifth anniversary of the closing of the Merger Financing. The Merger Financing is subject to certain mandatory prepayment requirements with the proceeds from sales of assets, the issuance of debt or equity by the Surviving Corporation or its subsidiaries, tax refunds, insurance and casualty receipts or other extraordinary events and from excess cash flow. In addition, at the end of any fiscal quarter, the Merger Financing is required to be prepaid to the extent necessary to comply with the Leverage Ratio Covenant (as defined in the Merger Commitment Letter) for such fiscal quarter. Although no definitive plan or arrangement has been made for repayment of any remaining balance of the Merger Financing, Offeror expects that any remaining balance will be repaid with cash flow from operations and funds from other sources.

11. Background of Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Offeror, FAC or LLCP takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which FAC or its affiliates or representatives did not participate.

Background of the Transaction

On March 8, 2005, the Board met and determined that, in light of prevailing market conditions, the general outlook for the restaurant industry, the Company’s recent stock performance, and the increased burden and expense associated with being a public company, it was advisable and in the best interests of the Company, its employees and its stockholders to evaluate strategic alternatives, including a possible sale of the Company. In connection with this meeting, management asked North Point Advisors LLC (“North Point”) to assist management in developing a range of financial and strategic alternatives for consideration by the Board.

Between March 30, 2005 and April 20, 2005, North Point met with executives and employees of the Company and visited its Wichita, Kansas offices and various restaurant locations. During this period, North Point also reviewed certain confidential information of the Company and assembled a confidential descriptive memorandum on the Company (the “Confidential Memorandum”).

Between April 20, 2005 and June 15, 2005, North Point contacted 35 prospective parties in connection with a sale of the Company. Of these parties, 22 signed confidentiality agreements and received copies of the Confidential Memorandum. Eventually, 11 of these prospective parties participated in meetings with the management of the Company.

In mid-June 2005, North Point contacted Levine Leichtman to discuss LLCP’s possible interest in a strategic combination with the Company. On June 23, 2005, North Point, on behalf of the Company, and Levine Leichtman signed a confidentiality agreement and North Point provided Levine Leichtman and LLCP with a copy of the Confidential Memorandum.

On August 22, 2005, North Point, on behalf of the Company, participated in a conference call with Levine Leichtman to further explore and discuss Levine Leichtman’s interest in a potential strategic combination with the Company. In late August 2005 and early September 2005, North Point, on behalf of the Company, conducted an initial “market check” of all potential buyers, both financial and strategic, to gauge the level of interest of potential buyers in entering into a strategic transaction with the Company. On September 6, 2005, North Point, on behalf of the Company, contacted Levine Leichtman to inquire whether Levine Leichtman intended to submit an offer to acquire the Company and, on September 7, 2005, Levine Leichtman, at the request of North Point, had submitted a preliminary non-binding indication of its interest in sponsoring a management buyout of the Company at $14.00 per share. Levine Leichtman stated in its indication of interest that it would be prepared to issue a detailed letter of intent after a meeting with management of the Company and receipt of additional financial information. Based on this initial “market check,” of the indications of interest received by North Point on behalf of the Company, the Company determined that only Levine Leichtman’s provided a value to the

Company’s stockholders worthy of further discussion. On September 9, 2005, North Point, on behalf of the Company, again participated in a conference call with Levine Leichtman to further discuss Levine Leichtman’s interest in a potential strategic combination with the Company.

On September 12, 2005, representatives of Levine Leichtman met at the Company’s corporate headquarters in Wichita, Kansas with Messrs. Johnson and Zielke, in a meeting attended by North Point, to discuss the Company, its prospects, Levine Leichtman’s receipt of additional financial information, and the possibility of LLCP acting as sponsor of a management buyout of the Company.

On September 14, 2005, Levine Leichtman submitted to North Point an initial draft of a letter of intent. On September 15, 2005, Levine Leichtman executed and submitted a letter of intent to the Company. This initial letter of intent, which was not countersigned by the Company, indicated Levine Leichtman’s interest in acquiring the Company for $14.00 per share in cash, contingent upon, among other things, satisfactory completion of due diligence and documentation, financing, required equity participation in the ongoing company by various members of management and other existing Company stockholders and the absence of any material adverse change in the Company since December 31, 2004.

During the period from September 20, 2005 through September 26, 2006, Levine Leichtman had various communications with the Company regarding projections provided to Levine Leichtman by Company management (and disclosed in Section 8 “Certain Information Concerning the Company” of this Offer to Purchase). On September 22, 2005, representatives of Levine Leichtman met with certain members of management at a restaurant in Dallas, Texas to discuss a possible transaction, and the basis of management’s participation in the transaction. On September 26, 2005, the Company created the Special Committee of the Board of Directors (the “Special Committee”) to evaluate Levine Leichtman’s indication of interest and to evaluate any other potential strategic transactions.

From September 27, 2005 through October 3, 2005, representatives of Levine Leichtman and the Special Committee negotiated extensively the terms and conditions of a proposed letter of intent between the Company and Levine Leichtman. During the same timeframe, North Point, at the Company’s request, conducted another “market check” of strategic buyers to further gauge third party interest in a potential strategic transaction with the Company. The Company executed an engagement letter with North Point on October 3, 2005.

On October 4, 2005, following receipt of legal advice of counsel and advice of North Point that the proposed transaction was fair to the stockholders from a financial point of view, the Special Committee unanimously recommended that the Board approve the proposed letter of intent. Upon the recommendation of the Special Committee and following receipt of legal advice of counsel and advice of North Point that the proposed transaction was fair to the stockholders from a financial point of view, the Board unanimously approved and directed the Company to enter into the letter of intent with Levine Leichtman. On October 4, 2005, the Company and Levine Leichtman entered into the letter of intent (the “Letter of Intent”), which provided that:

•	Levine Leichtman or an affiliate would acquire in a merger transaction all of the outstanding Company Common Stock (other than shares held by certain stockholders and members of management) for an all cash price of $14.00 per share.

•	The Company agreed to an exclusivity period with LLCP through January 31, 2006, pursuant to which the Company and its representatives would not solicit an alternative acquisition proposal from another party, subject to the right of the Company to consider unsolicited, bona fide proposals from other parties, as described immediately below.

•

The Company would have the right to consider an unsolicited bona fide proposal from another party (an “Alternative Proposal”) and engage in negotiations provided that (1) within one day following the date on which the Company becomes aware that it has received an Alternative Proposal, the Company delivers to Levine Leichtman a copy or summary of the Alternative Proposal, (2) within five business days following receipt of an Alternative Proposal, the Board determines whether the Alternative Proposal is a superior proposal under the terms and conditions of the letter of intent and (3) within one day following the Board’s determination, the Company notifies Levine Leichtman of such determination. The Letter of Intent provided that no later than five business days following receipt by Levine Leichtman of the Board’s determination that an Alternative Proposal is a superior proposal, Levine Leichtman would have the right to notify the Company either that it wished to (a) match the terms of the Alternative Proposal or (b) modify the terms of the transaction contemplated by the Letter of Intent. Under the terms of the Letter of Intent, if Levine Leichtman modified the terms of its proposal but did not match the terms of the Alternative Proposal, the Company would have five business days to determine whether the Alternative Proposal still constituted a superior proposal, as described in the Letter of Intent. If Levine Leichtman matched the terms of the Alternative Proposal, the Letter of Intent provided that the Company must terminate negotiations with any third party relating to the Alternative Proposal and proceed with a transaction with Levine Leichtman on the basis of such matched terms.

•	If (1) the Company terminated the Letter of Intent for a superior proposal, (2) the Company terminated the Letter of Intent for any other reason (subject to certain specified exceptions) and within three months thereafter enters into an agreement with respect to an alternative transaction with another party or (3) the Company enters into an alternative transaction with another party in breach of the exclusivity provisions of the Letter of Intent, the Letter of Intent required the Company to pay Levine Leichtman a fee of $5 million (the “LOI Termination Fee”).

•	Upon the execution of a definitive merger agreement with Levine Leichtman or its affiliate, the Company was required to reimburse Levine Leichtman for up to $500,000 of its expenses and an additional $300,000 of senior lender fees and expenses. In addition, if after the execution of the definitive merger agreement, the definitive merger agreement was terminated as a result of certain specified events (including the failure of the Board to recommend the transaction contemplated by the definitive merger agreement or the failure of the Company’s stockholders to approve such transaction), the Letter of Intent required the Company to reimburse Levine Leichtman for up to an additional $500,000 of its expenses.

•	The proposed transaction would be subject to successful completion of due diligence and execution of mutually agreed upon definitive agreements.

•	The transaction contemplated by the Letter of Intent provided that management and certain other stockholders would “rollover” shares of Common Stock valued at $17.4 million for 51% of the Company’s Common Stock on a fully diluted basis, that Levine Leichtman or an affiliate would invest $53.8 million and own common equity or warrants for 49% of the Common Stock of the Company on a fully diluted basis, and that Levine Leichtman would obtain a $105.0 million senior debt facility to help fund the transaction, repay existing indebtedness and provide working capital.

•	The closing of the transaction would be subject to Levine Leichtman and the Company obtaining financing for the transaction, stockholder approval, execution of voting, shareholder agreements and other equity-related agreements with stockholders and members of management rolling over shares in the transaction and other customary closing conditions.

From October 4 through approximately December 29, 2005, Levine Leichtman and its advisors conducted legal, accounting and financial due diligence of the Company. During this due diligence period, on October 18, 2005, Levine Leichtman met with members of management and three regional managers of the Company, and on November 2 and November 9, 2005, Levine Leichtman and certain representatives of Fortress met with certain members of management at the Company’s corporate headquarters in Wichita to conduct further due diligence investigations and discuss with members of management the Company and its prospects. On December 12, 2005, Levine Leichtman met with certain members of management in Las Vegas to discuss the proposed transaction and stockholder and management rollover stockholder issues, including issues pertaining to the documents to be executed by stockholders and members of management in connection with the proposed merger.

From November 10, 2005 through December 12, 2005, representatives of the Company and Levine Leichtman negotiated the terms and conditions of a proposed merger agreement consistent with the terms and conditions set forth in the Letter of Intent. During this period, Levine Leichtman and members of management also negotiated certain related voting, shareholder and other equity-related agreements and employment agreements and term sheets in connection with the proposed merger. By December 12, 2005, Levine Leichtman had delivered to the Company what Levine Leichtman believed to be substantially completed drafts of all documents, including the definitive merger agreement and certain ancillary documents and term sheets for other ancillary documents, which would be executed as, or attached as exhibits to, the definitive merger agreement.

On November 30, 2005, the Company executed an engagement letter, which was amended on December 16, 2005, with Raymond James & Associates, Inc. (“Raymond James”), pursuant to which Raymond James would provide a second fairness opinion in connection with a potential sale of the Company.

On December 12, 2005, F&H Acquisition Corp, Newcastle Partners, L.P. (“Newcastle”) and Steel Partners II, L.P. (including affiliates, collectively, “Newcastle/Steel”) announced that they would commence a cash tender offer to purchase all of the outstanding shares of Company Common Stock not already owned by them for $14.75 per share (the “Newcastle/Steel Offer”). On November 21, 2005, Newcastle had filed a Schedule 13G with the Commission disclosing that as of November 10, 2005, Newcastle beneficially owned 675,400 shares of Company Common Stock, constituting 6.7% of the outstanding shares of Company Common Stock.

Newcastle/Steel announced that the Newcastle/Steel Offer would be subject to customary conditions, including (i) a majority of the shares of Company Common Stock being tendered and not withdrawn, (ii) expiration of the applicable waiting period under the Hart Scott Rodino Act, as amended (the “HSR Act”), (iii) obtaining required consents, approvals and authorizations for liquor licensing and (iv) Newcastle/Steel being satisfied that Section 203 of the DGCL was not applicable to the Newcastle/Steel Offer and the potential merger. The Newcastle/Steel Offer was not conditioned upon any financing arrangements or participation of management or any other stockholders of the Company. Newcastle/Steel announced that they expected to commence the tender offer on or before December 23, 2005.

On December 13, 2005, Newcastle filed a Schedule 13D with the Commission disclosing that as of December 12, 2005 Newcastle beneficially owned 836,049 shares of Company Common Stock, constituting 8.3% of the outstanding shares of Company Common Stock.

Following receipt of the Newcastle/Steel Offer, from December 13, 2005 to December 20, 2005, representatives of the Company and Newcastle/Steel negotiated the terms and conditions of a proposed merger agreement (the “Newcastle Merger Agreement”). During the period from December 13, 2005 to December 20, 2005, Levine Leichtman and representatives of the Company continued work to reach agreement on the open points under the proposed Levine Leichtman merger agreement. During this period, Levine Leichtman expressed concern about the Company’s confidentiality procedures in light of the timing of the Newcastle/Steel Offer. Counsel for the Special Committee expressed his belief that the Company was in compliance with its confidentiality obligations. On December 19, 2005, Mr. Johnson spoke with a representative of Levine Leichtman to express concern about the increased leverage an improved offer by Levine Leichtman might place on the Company compared to the Newcastle/Steel Offer.

On December 19, 2005, Newcastle/Steel announced that, as a result of its due diligence review, they were lowering their offer price from $14.75 to $14.50 in cash per share. On December 19, 2005, the Special Committee unanimously recommended, with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, that the Board determine that the revised Newcastle/Steel offer was a superior proposal to Levine Leichtman’s proposal under the terms and conditions of the Letter of Intent. Upon the recommendation of the Special Committee and with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, the Board unanimously determined that the Newcastle/Steel all cash offer to acquire the outstanding shares of Company Common Stock pursuant to a cash tender offer under the Newcastle Merger Agreement at $14.50 per share was a superior proposal to Levine Leichtman’s proposal under the terms and conditions of the Letter of Intent. The Newcastle Merger Agreement was executed by Newcastle/Steel and delivered to the Company in escrow pursuant to the terms of a letter dated December 19, 2005 from Newcastle/Steel and countersigned by the Company. Under the terms of the letter, Newcastle/Steel agreed that it would not withdraw its agreement to the Newcastle Merger Agreement until the earlier to occur of (1) 11:59 p.m. (Eastern Standard Time) on January 5, 2006, (2) notification by the Company that the Company was unable to make the representations and warranties or perform its obligations in the Newcastle Merger Agreement and (3) the Board’s determination that the proposal contemplated by the Newcastle Merger Agreement was no longer a superior proposal as defined in the Letter of Intent. Pursuant to this letter, the Company agreed to use its reasonable best efforts to cause the execution and delivery of the Newcastle Merger Agreement within 24 hours of the termination of the Letter of Intent.

On December 19, 2005, the Company forwarded a notice of superior proposal to Levine Leichtman informing Levine Leichtman of the Board’s determination that the revised Newcastle/Steel offer of $14.50 per share was a superior proposal under the Letter of Intent. Representatives of Levine Leichtman and the Company agreed that Levine Leichtman would have until December 27, 2005 to match the Newcastle/Steel proposal or modify Levine Leichtman’s offer in accordance with the Letter of Intent procedures.

On December 20, 2005, Levine Leichtman contacted representatives of the Company and indicated that, in light of Newcastle/Steel’s $14.50 offer, Levine Leichtman was considering whether it would submit another offer for the Company. On December 22, 2005, counsel to the Special Committee sent a letter to counsel for Levine Leichtman reminding Levine Leichtman of its obligations under the confidentiality agreement. Counsel for Levine Leichtman responded by email assuring the Company that Levine Leichtman had not violated, and would not violate, the provisions of the confidentiality agreement. On December 23, 2005, Newcastle issued a press release that it would delay commencement of its tender offer until December 30, 2005. On December 24, 2005, Mr. Johnson wrote Levine Leichtman to express concerns about the additional debt an increased offer from Levine Leichtman would impose on the Company and expressing the view that it was his assumption that any increased offer by Levine Leichtman would not include the participation of management and would involve a full cash out of management.

On Monday, December 26, 2005, Levine Leichtman’s counsel contacted counsel for the Special Committee to explain that Levine Leichtman was considering making a proposal to acquire the Company pursuant to a revised merger agreement and wished to have counsel for the Company review the revised merger agreement while Levine Leichtman continued to evaluate whether it would make a new proposal. On the afternoon of December 26, 2005, counsel to Levine Leichtman transmitted the revised merger agreement (the “Proposed LLCP Merger Agreement”) to counsel for the Special Committee. The Proposed LLCP Merger Agreement did not contain a financing condition (but obligated the Company to cooperate with Levine Leichtman to obtain its financing), and eliminated the rollover stockholder feature involving management and certain stockholders which had been included as part of its prior proposals, and which eliminated the need for a Schedule 13e-3 filing with the Commission. Counsel for Levine Leichtman explained that the Proposed LLCP Merger Agreement was prepared very closely along the lines of the merger agreement for the Newcastle/Steel Proposal, except for differences to reflect that the Proposed LLCP Merger Agreement was for a merger transaction which was not preceded by a tender offer.

At 4:46 p.m. (Eastern Standard Time), on December 27, 2005, Levine Leichtman submitted the Proposed LLCP Merger Agreement to the Special Committee with its offer to acquire all outstanding shares of Company Common Stock at $15.50 per share. At that time, counsel for Levine Leichtman notified the Company that the Proposed LLCP Merger Agreement contained an increase in the termination fee from the $5 million fee set forth in the merger agreement for the Newcastle/Steel Proposal to $6 million and an increase in the expense reimbursement cap from the $1 million cap set forth in the merger agreement for the Newcastle/Steel Proposal to $1.5 million.

Levine Leichtman explained that it did not feel that timing differences between this merger proposal and the Newcastle/Steel Proposal tender offer were significant in light of the need of both acquirers to obtain liquor licenses. Levine Leichtman provided that the offer included in the Proposed LLCP Merger Agreement would expire at 9:30 a.m. (Eastern Standard Time) on Wednesday, December 28, 2005. Through the evening of December 27, 2005, counsel for the Company and Levine Leichtman negotiated numerous changes to the Proposed LLCP Merger Agreement and Levine Leichtman submitted a merger agreement, which Levine Leichtman’s counsel noted was in a form FAC, Offeror and LLCP would be willing to execute, for approval by the Special Committee and the Board at meetings that were scheduled for the early morning on December 28, 2005.

Also on December 27, 2005 at approximately 10:50 p.m. (Eastern Standard Time), on a basis the Company determined was unsolicited, Newcastle increased the purchase price it was willing to pay to acquire the outstanding shares of Company Common Stock pursuant to a tender offer under the Newcastle Merger Agreement to $15.50 in cash per share. On December 28, 2005, the Special Committee, with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, unanimously recommended that the Board determine that the Newcastle/Steel proposal to enter into a negotiated tender offer/merger for $15.50 per share in cash was superior to the $15.50 per share offer pursuant to the revised Proposed LLCP Merger Agreement. In making its recommendation, the Special Committee considered the differences between the proposals, including (1) the potential timing advantage to closing a tender offer instead of a merger, (2) the proposed Levine Leichtman transaction could not close without third party debt or equity financing and the obligation Levine Leichtman was imposing on the Company to assist in obtaining such financing, even though the Levine Leichtman proposal did not have a financing condition to closing, (3) a $6 million termination fee and $1.5 million expense reimbursement cap in the Levine Leichtman proposal and a $5 million termination fee and $1 million expense reimbursement cap in the Newcastle/Steel proposal and (4) additional termination rights in favor of Levine Leichtman in its proposal. The Board, upon the recommendation of the Special Committee and with legal advice and advice from North Point and Raymond James regarding the fairness of the revised Newcastle/Steel offer from a financial point of view, unanimously determined that the Newcastle/Steel proposal to enter into a negotiated tender offer/merger for $15.50 per share in cash was superior to the $15.50 per share offer pursuant to the revised Proposed LLCP Merger Agreement. Newcastle/Steel amended the escrowed Newcastle Merger Agreement to reflect the increased proposed purchase price of $15.50 per share and delivered the revised Newcastle Merger Agreement to the Company to be held in escrow pursuant to the terms of a revised letter dated December 28, 2005 from Newcastle/Steel until the earliest to occur of (1) 11:59 p.m. (Eastern Standard Time) on January 13, 2006, (2) notification by the Company that the Company was unable to make the representations and warranties or perform its obligations in the revised Newcastle Merger Agreement and (3) the Board’s determination that the proposal contemplated by the revised Newcastle Merger Agreement was no longer a superior proposal as defined in the Letter of Intent. The Company issued a new notice of superior proposal to Levine Leichtman on December 28, 2005. Levine Leichtman expressed its strong concerns, in light of the timing of Newcastle’s increase in its price of $15.50 per share, that the Company was not complying with its confidentiality obligations under the Letter of Intent. Counsel for the Special Committee informed Levine Leichtman’s counsel that, upon due inquiry, the Board determined that the Company was in compliance with its confidentiality obligations.

At approximately 4:45 p.m. (Eastern Standard Time) on December 28, 2005, Levine Leichtman made an offer that, due to Levine Leichtman’s concerns about confidentiality, would expire in two hours at 6:45 p.m. (Eastern Standard Time), to acquire all of the outstanding shares of Company Common Stock for $15.80 in cash per share on the terms and conditions set forth in the revised Proposed LLCP Merger Agreement, which were different than the terms and conditions of the Newcastle Merger Agreement, including because the revised offer provided for (1) a merger transaction that was not preceded by a tender offer, (2) Levine Leichtman’s financing of the merger (although such financing was not a condition to consummation of the merger under Levine Leichtman’s offer) and (3) a $6 million termination fee and $1.5 million expense reimbursement cap. Levine Leichtman was willing to offer the $15.80 per share price only in a transaction that was structured as a one-step merger and with the increased termination fee and expense reimbursement cap as provided for in the revised

Proposed LLCP Merger Agreement. Legal counsel to the Special Committee informed legal counsel to Levine Leichtman that the Company would not be able to respond to Levine Leichtman’s offer before the two-hour deadline passed and that, if Levine Leichtman would renew its offer with a deadline that would give the Special Committee and the Board the right to consider the offer for up to five business days under the Letter of Intent, the Special Committee and the Board would promptly consider the offer.

At 6:39 p.m. (Eastern Standard Time), Levine Leichtman forwarded an email to legal counsel for the Special Counsel extending the deadline to 9:30 a.m. (Eastern Standard Time) on December 29, 2005. Levine Leichtman also indicated that it would allow consideration of its latest proposal through January 4, 2006 if the Company agreed prior to 9:30 a.m. (Eastern Standard Time) to amend the Letter of Intent to increase the LOI Termination Fee to $6 million and the reimbursable expenses cap to $1.5 million, and to make such expense reimbursement payable at the same time as the LOI Termination Fee was payable. Levine Leichtman also reserved the right to match the revised Newcastle/Steel offer or modify its prior proposal in the event that the Company did not accept Levine Leichtman’s latest proposal by the revised deadline. Legal counsel to the Special Committee replied later in the evening on December 28, 2005 that the Company would not be able to respond to Levine Leichtman’s offer before the revised deadline passed and that, if Levine Leichtman would renew its offer with a deadline that would give the Special Committee and the Board the right to consider the offer for up to five business days under the Letter of Intent, the Special Committee and the Board would promptly consider the offer. Legal counsel to the Special Committee also informed Levine Leichtman that the Company would not amend the Letter of Intent. At approximately 1:44 a.m. (Eastern Standard Time), on December 29, 2005, Levine Leichtman’s counsel forwarded an email to the Special Committee, explaining that Levine Leichtman felt the Company had sufficient time to respond to its offer in light of the course of negotiations, and shortened the deadline of the offer to 8:00 a.m. (Eastern Standard Time). The Special Committee was unable to review the offer before the revised deadline and the offer expired at 8:00 a.m. (Eastern Standard Time).

On December 29, 2005, Levine Leichtman exercised its right under the Letter of Intent to match the terms of the revised Newcastle/Steel offer, by requesting shortly after 4:00 p.m. (Eastern Standard Time) that the Company execute and deliver to Levine Leichtman a form of a proposed merger agreement substantively identical to the latest Newcastle Merger Agreement (the “Revised LLCP Merger Agreement”). Under the Revised LLCP Merger Agreement, Levine Leichtman offered to acquire the Company in a tender offer at a cash price of $15.50 per share, with no financing condition to closing the proposed tender offer or merger. The Special Committee asked Levine Leichtman to confirm in the revised LLCP Merger Agreement that as of the date of such Agreement all obligations under the Letter of Intent would be deemed satisfied and asked Levine Leichtman to provide information concerning its financial capability and the financing of the tender offer. Levine Leichtman complied with these requests. The Special Committee also asked Levine Leichtman for a copy of its commitment letters from Fortress. Levine Leichtman responded that it would agree to do so only if the Company agreed to increase the reimbursable expenses under the Revised LLCP Merger Agreement from $1 million to $1.3 million. The Company declined to make the change. On December 29, 2005, the Special Committee held a meeting, during which the members carefully reviewed the terms and conditions of the Revised LLCP Merger Agreement and discussed the proposal with its legal and financial advisors, including Levine Leichtman’s financing of the transaction (although such financing was not a condition to consummation of the transaction under Levine Leichtman’s offer). North Point presented its financial analysis of the transaction. North Point then delivered to the Special Committee an oral opinion that, as of December 29, 2005 and based on the assumptions set forth in the written opinion, Levine Leichtman’s all cash offer to acquire the Company pursuant to the Revised LLCP Merger Agreement for $15.50 per share was fair to the Company’s stockholders from a financial point of view (the “North Point Fairness Opinion”). Raymond James delivered to the Special Committee an oral opinion (which was subsequently confirmed in writing) that, as of December 29, 2005 and based on the assumptions set forth in the written opinion, Levine Leichtman’s all cash offer to acquire the Company pursuant to the Revised LLCP Merger Agreement for $15.50 per share was fair to the Company’s stockholders from a financial point of view (the “Raymond James Fairness Opinion”). The Special Committee then unanimously determined that Levine Leichtman had matched the terms of the Newcastle/Steel offer of $15.50 per share and that, under the Letter of Intent, the Company was obligated to proceed with a transaction with Levine Leichtman. The Special

Committee unanimously recommended that the Board approve the Revised LLCP Merger Agreement. The Board met shortly thereafter and carefully reviewed the terms and conditions of the Revised LLCP Merger Agreement and discussed the proposal with its legal and financial advisors. North Point presented its financial analysis of the transaction. North Point then orally delivered the North Point Fairness Opinion to the Board (which was subsequently confirmed in writing). Raymond James orally delivered the Raymond James Fairness Opinion to the Board. Upon the recommendation of the Special Committee and with the advice of North Point and Raymond James that Levine Leichtman’s all cash offer to acquire the Company for $15.50 per share pursuant to the Revised LLCP Merger Agreement was fair to the Company’s stockholders from a financial point of view, the Board unanimously authorized the execution and delivery by the Company of the Revised LLCP Merger Agreement. The Company, FAC, Offeror and LLCP executed and delivered the Merger Agreement in the evening of December 29, 2005.

Prior to execution of the definitive Revised LLCP Merger Agreement, counsel for the Special Committee informed Levine Leichtman that the Board had approved an increase in compensation for service on the Special Committee from $50,000 to $75,000 per member, and explained that Messrs. Johnson, Judd, Zielke and Syvarth had been awarded bonuses in the aggregate amount of $100,000 to be allocated among such officers proportionately, based upon their respective annual base compensation for the Company’s 2005 fiscal year.

Immediately after execution of the definitive Revised LLCP Merger Agreement, the Company notified Newcastle/Steel of its decision not to enter into the Newcastle Merger Agreement. The Company issued a press release announcing the execution of the Revised LLCP Merger Agreement in the morning on December 30, 2005. On January 6, 2006, Offeror commenced the Offer.

12. Purpose of the Offer; The Merger; Plans for the Company.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Offeror and FAC intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of FAC. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the DGCL, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, FAC intends to cause its nominees to the Company’s Board of Directors to set the record date for the stockholder approval for a date immediately after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its Board of Directors, has further agreed that if a stockholders’ meeting is convened, the Board of Directors shall recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by FAC, Offeror and by any of FAC’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. Immediately upon the purchase of and payment for Shares by Offeror pursuant to the Offer following satisfaction of the Minimum Condition, FAC shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product obtained by multiplying the total number of directors on such Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors (except that, prior to the Merger, the Company will use its commercially reasonable efforts to assure that there shall be at least two of the members of the Board who are directors on the date hereof and are not employees of the Company). See Section 13 “The Transaction Documents” of this Offer to Purchase. FAC currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that FAC will designate Steven E. Hartman, Lauren B. Leichtman, Arthur E. Levine, Robert Poletti and Kimberly Pollack to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Short-form Merger. Under the DGCL, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company’s stockholders. In such event, FAC and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Offeror will be the initial directors of the Surviving Corporation, and the officers of Offeror will be the initial officers of the Surviving Corporation, except as otherwise provided by Offeror in writing. Offeror currently expects that it will also retain certain members of the Company’s current management as directors and officers of the Surviving Corporation. Upon completion of the Offer and the Merger, FAC intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, FAC will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

Extraordinary Corporate Transactions. Except as indicated in this Offer to Purchase, neither FAC nor Offeror has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company’s capitalization or dividend policy or any other material changes in the Company’s corporate structure or business, or the composition of the Company’s Board of Directors or management.

13. The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule TO. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined in this subsection “Merger Agreement” of this Section 13 have the meanings ascribed to them in the Merger Agreement.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than five business days after the execution of the Merger Agreement, provided that the Merger Agreement has not been terminated in accordance with its terms. FAC and the Company are required to use commercially reasonable efforts to take all action as may be necessary, proper or advisable in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

Merger. The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, and in no event later than three business days after such satisfaction or waiver, Offeror will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

Conversion of Securities. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior thereto (other than Shares held in the treasury of the Company or owned by FAC or Offeror, which shall automatically be cancelled and retired) will automatically be cancelled and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive the Offer Price in cash upon the surrender of the certificate formerly representing such Share. Each share of common stock of Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Stock Options. The Merger Agreement provides that, with respect to all outstanding Company Options granted under the Company Option Plans or otherwise, at the Effective Time, subject to the terms and conditions set forth in this subsection, each holder of a Company Option will be entitled to receive from the Company, and shall receive, in settlement of each Company Option a cash amount (the “Cash Amount”) equal to the net amount of (i) the product of (A) the excess, if any, of $15.50 over the exercise price per share of such Company Option at the Effective Time, multiplied by (B) the number of shares subject to such Company Option, less (ii) any applicable withholdings for Taxes. If the exercise price per share of any Company Option equals or exceeds $15.50, the Cash Amount therefor shall be zero. Notwithstanding the foregoing, (i) payment of the Cash Amount is subject to written acknowledgement, in a form acceptable to the Surviving Corporation, that no further payment is due to such holder on account of any Company Option and all of such holder’s rights under such Company Options have terminated and (ii) with respect to any person subject to Section 16(a) of the Exchange Act, any Cash Amount to be paid to such person in accordance with the termination of his or her Company Option shall be paid as soon as practicable after the payment can be made without liability to such person under Section 16(b) of the Exchange Act. The Merger Agreement further provides that, as of the Effective Time, except as provided in this subsection, all rights under any Company Option and any provision of the Company Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled. The Company has agreed to use commercially reasonable efforts to ensure that, as of and after the Effective Time, except as provided in this subsection, no person shall have any right under the Company Option Plans or any other plan, program or arrangement with respect to securities of the Company, the Surviving Corporation or any subsidiary thereof. The Company has also agreed in the Merger Agreement to use commercially reasonable efforts to cause to be effected any necessary amendments to the Company Option Plans and any other resolutions, consents or notices, in such form reasonably acceptable to FAC, required under the Company Option Plans or any Options to give effect to the foregoing.

Conditions to Obligations of All Parties to Merger Agreement. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(i) if required under the DGCL, the Merger shall have been approved and adopted by the vote of the stockholders of the Company;

(ii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority since the date of the Merger Agreement, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and FAC shall use their commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

(iii) FAC or Offeror or any affiliate of either of them shall have purchased Shares pursuant to the Offer that together with shares otherwise owned by FAC and its affiliates represent at least the Minimum Condition; and

(iv) any Subsequent Offering Period shall have expired.

Conditions to Obligations of Offeror. See items (ix) and (x) in Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

Schedule 14D-9. In the Merger Agreement, the Company has agreed that as promptly as possible on the date of the commencement of the Offer, it will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D–9”) containing, subject to the exceptions set forth below under “Nonsolicitation Obligations and Exceptions,” the recommendation of the Special Committee of the Board of Directors and of the Board of Directors that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if necessary, adopt the Merger Agreement. The Company has further agreed to take all steps necessary to disseminate to the stockholders such Schedule 14D-9 as and to the extent required by applicable federal securities laws.

Board of Directors. The Merger Agreement provides that, immediately upon the purchase of and payment for Shares by Offeror or any of its affiliates pursuant to the Offer following satisfaction of the Minimum Condition, (i) FAC shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product obtained by multiplying the total number of directors on such Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding, but in no event less than a majority of the number of directors and (ii) the Company and its Board of Directors shall, upon request of the Offeror, immediately increase the size of the Board, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable FAC’s designees to be so elected to the Company’s Board and shall cause FAC’s designees to be so elected. The Company is also obligated to comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the matters described in this section, including mailing to stockholders together with the Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable FAC’s designees to be elected to the Board. FAC and Offeror will supply the Company and be solely responsible for any information with respect to them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Company is obligated to use its commercially reasonable efforts to assure that there shall be until the Effective Time at least two of the members of the Board who are directors on the date hereof and are not employees of the Company (each a “Continuing Director”). The Continuing Directors as a group shall be entitled to retain independent legal counsel at Company expense if and to the extent that issues are presented to them that involve a conflict of interest for Company counsel. If at any time prior to the Effective Time there shall be in office only one Continuing Director for any reason, the Board shall be entitled to appoint a person who is not an officer or employee of the Company or any subsidiary designated by the remaining Continuing Director to fill such vacancy (and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement), and if at any time prior to the Effective Time no Continuing Directors then remain, the other directors of the Company then in office shall use their commercially reasonable efforts to designate two persons to fill such vacancies who are not officers or employees or affiliates of the Company, its subsidiaries, FAC or Offeror any of their respective affiliates.

It is currently anticipated that FAC will designate Steven E. Hartman, Lauren B. Leichtman, Arthur E. Levine, Robert Poletti and Kimberly Pollack to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to FAC and Offeror, including, but not limited to, representations and warranties relating to the Company’s organization and qualification, the Company’s subsidiaries, capitalization and authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, required Consents, Company SEC Reports (including financial statements), the absence of certain material adverse changes or events since September 6, 2005, Litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, Company Employee Plans, labor matters, the documents supplied by the Company relating to the Offer, Company Intellectual Property, the payment of Taxes, arrangements with financial advisors, the absence of Affiliate Transactions, the fairness opinions delivered to it in connection with the transactions contemplated by the Merger Agreement and title to its property.

FAC and Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to FAC’s and Offeror’s organization and qualification, their authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, required Consents, documents related to the Offer, the availability of sufficient financing to consummate the Offer and the absence of any prior activities by FAC and Offeror.

Conduct of Company’s Business Pending Merger. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise expressly contemplated or permitted by the Merger Agreement, the Company will do the following:

(i) conduct the business of the Company and its subsidiaries in the ordinary course and consistent with past practice;

(ii) use its commercially reasonable efforts to preserve intact its business organizations, to keep available the services of it and its subsidiaries’ officers and employees, to maintain satisfactory relationships with all persons with whom it and its subsidiaries do business, and to preserve the possession, control and condition of all of its and its subsidiaries’ assets;

(iii) provide FAC and its representatives reasonable access to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and its subsidiaries and promptly furnish FAC with (A) such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as FAC may from time to time reasonably request and (B) a copy of each material document filed or received by the Company pursuant to the requirements of applicable securities laws or the Nasdaq;

(iv) use its commercially reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company Permits necessary for, or otherwise material to, such business; and

(v) notify FAC of any of the following that occur after the date of the Merger Agreement: (A) a material failure of the Company or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them under the Merger Agreement; (B) the receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement, provided that such Consent would have been required to have been disclosed in the Merger Agreement; (C) the receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NASD or any securities exchange) in connection with the transactions contemplated by the Merger Agreement; (D) the occurrence of an event which would reasonably be expected to have a Company Material Adverse Effect or that would otherwise reasonably be expected to cause a condition to the Merger or the Offer (see “Conditions to Obligations of All Parties to Merger Agreement” and Item 15 “Certain Conditions to the Offeror’s Obligations of this Offer to Purchase”) not to be satisfied; or (E) the commencement or threat of any Litigation involving or affecting the Company or any of its subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of the Company or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in the Merger Agreement or which relates to the consummation of the Offer or the Merger.

The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise expressly contemplated or permitted by the Merger Agreement, it will not directly or indirectly do, or permit the occurrence of, any of the following:

(i) amend or propose to amend its Certificate of Incorporation or Bylaws (or comparable governing instruments);

(ii) except pursuant to rights under the Options, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, its capital stock or other securities or any Voting Debt including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class, except for the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms;

(iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than dividends and distributions to the Company or one of its wholly-owned subsidiaries;

(iv) which consent shall not be unreasonably withheld or delayed, (A) create, incur, assume, forgive or make any changes to the terms or collateral of any debt, receivables or employee or officer loans or advances, except in the ordinary course of business or incurrences that constitute refinancing of existing obligations on terms that are no less favorable to the Company than the existing terms; (B) except in accordance with the Capex Budgets or in the ordinary course of business assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (C) except in the ordinary course of business, make any capital expenditures or incur any preopening expenses; (D) make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees); (E) acquire the stock or assets of, or merge or consolidate with, any other person; (F) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (G) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties (real, personal or mixed) material to the Company other than to secure debt permitted under subclause (A) of this clause (iv) or other than in the ordinary course of business consistent with past practice;

(v) which consent shall not be unreasonably withheld or delayed, increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or other arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement or in the ordinary course of business consistent with past practice with employees (other than officers) of the Company or any of its subsidiaries or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

(vi) which consent shall not be unreasonably withheld or delayed, (A) except in the ordinary course of business, commence any litigation or other proceedings with any Governmental Authority or other person, or (B) make or rescind any election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, change any method of accounting or make any other material change in its accounting or Tax policies or procedures if such action could reasonably be expected to materially increase the Tax liability of the Surviving Corporation or any of its subsidiaries for any period ending after the Effective Time;

(vii) adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

(viii) transfer or license to any person or entity or otherwise extend, amend, modify, permit to lapse or fail to preserve any of the Company Intellectual Property material to the Company’s or its subsidiaries’ business as presently conducted or proposed to be conducted, other than nonexclusive licenses in the ordinary course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any Trade Secrets;

(ix) modify, amend or terminate any Company Material Contract, or waive, release or assign any material rights or claims thereunder, other than any such modification, amendment or termination of any such Company Material Contract or any such waiver, release or arrangement thereunder in the ordinary course of business consistent with past practice;

(x) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which the Company or its subsidiaries is a party;

(xi) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(xii) establish any subsidiary except in the ordinary course of business or enter into any new line of business;

(xiii) which consent shall not be unreasonably withheld or delayed, enter into any lease, contract or agreement pursuant to which the Company or any of its subsidiaries is obligated to pay or incur obligations of more than $150,000 per year, other than leases contemplated in connection with the Capex Budgets or other leases, contracts or agreements in the ordinary course of business consistent with past practice;

(xiv) permit any material insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payee to be cancelled or terminated without notice to and consent (which shall not be unreasonably withheld or delayed) by FAC, unless the Company uses commercially reasonable efforts to maintain substantially similar insurance coverage as is currently in place;

(xv) revalue any of its assets or make any change in accounting methods, principles or practices, except as required by generally accepted accounting principles;

(xvi) fail to make in a timely manner any filings with the Commission required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvii) discharge any obligations (including accounts payable) other than on a timely basis in the ordinary course of business consistent with past practice, or materially delay the making of any capital expenditures from the Capex Budgets;

(xviii) close or materially reduce the Company’s or any subsidiary’s activities, or effect any layoff or other Company-initiated personnel reduction or change, at any of the Company’s or any subsidiary’s facilities; or

(xix) authorize any of, or agree to commit to do any of, the foregoing actions.

Nonsolicitation Obligations and Exceptions. The Company has represented in the Merger Agreement that it has terminated discussions with all persons (other than FAC and Offeror) that relate to any Company Takeover Proposal (as defined below), and, except as permitted by the other provisions set forth in this section “Nonsolicitation Obligations and Exceptions,” will not participate in any discussions with any person (other than FAC and Offeror) that relate to any Company Takeover Proposal. The Company has agreed in the Merger Agreement (except as set forth below) that it will not, directly or indirectly, and shall not, directly or indirectly, authorize or permit any officer or director of the Company, or authorize or knowingly permit any other employee, agent or consultant of the Company to, (i) solicit, encourage, initiate or seek the making, submission or announcement of any Company Takeover Proposal, (ii) furnish any non-public information regarding the Company to any person (other than FAC or Offeror or their representatives) in connection with or in response to a Company Takeover Proposal or an inquiry that the Company believes in good faith could be expected to lead to a Company Takeover Proposal, (iii) engage in discussions or negotiations with any person with respect to any Company Takeover Proposal, except as to the existence of these provisions, (iv) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to FAC, the approval or recommendation by the Board of the Offer, the Merger Agreement or the Merger, (v) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or (vi) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal.

Notwithstanding the foregoing, nothing in the Merger Agreement prohibits or limits (A) the Company, or the Board, prior to the time of the first acceptance of Shares for payment pursuant to the Offer, from furnishing nonpublic information regarding the Company to, or entering into discussions or negotiations with, any person in response to an unsolicited, bona fide written Company Takeover Proposal that the Board concludes in good faith could reasonably be expected to result in a Company Superior Offer (as defined below) being submitted to the Company by such person (and not withdrawn) if (1) the Company has not violated any of the restrictions in the preceding paragraph in connection with the receipt of such Company Takeover Proposal, (2) the Board concludes in good faith, after consultation with its outside legal counsel, that such action with respect to such Company Takeover Proposal is in the best interest of the Company’s stockholders, (3) the Company receives from such person an executed confidentiality agreement with provisions not substantially more favorable to such person than those contained in the Confidentiality Agreement (as defined below); and (4) the Company furnishes such nonpublic information to such person and to FAC at substantially the same time (to the extent such nonpublic information has not been previously furnished by the Company to FAC); or (B) the Company from complying with Rules l4d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Takeover Proposal.

Under the Merger Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any third party relating to (1) any direct or indirect acquisition or purchase of assets representing 20% or more of the assets of the Company, (2) any issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (3) any tender offer, exchange offer or other transaction in which, if consummated, any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any “group” (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company, or (4) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution involving the Company.

Further, under the Merger Agreement, a “Company Superior Offer” means a Company Takeover Proposal on terms that the Board determines, in good faith, based upon consultations with its outside legal counsel and its financial advisor, that if consummated, is more favorable to the Company’s stockholders than the Offer, the Merger Agreement or the Merger and is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the offer and the person making the offer and would, if consummated, be in the best interests of the stockholders of the Company.

The Company has agreed promptly (and in no event later than forty-eight (48) hours after the Company receives any Company Takeover Proposal or any request for nonpublic information relating to a Company Takeover Proposal), to advise FAC orally and in writing of such Company Takeover Proposal or request that is made or submitted by any person during the time prior to the Effective Time (including providing the identity of the person making or submitting such Company Takeover Proposal or request, and a summary of the material terms thereof, if the Company Takeover Proposal or request is not in writing, or a copy of the Company Takeover Proposal or request and any related draft agreements if it is in writing). The Company shall keep FAC reasonably informed in all material respects with respect to the status of any such Company Takeover Proposal or request and any material modification or proposed material modification thereto, any request for or intention to furnish nonpublic information, or its intention to enter into discussions with any third party regarding a potential Company Takeover Proposal pursuant to the terms hereof.

The Company has agreed not to release any third party from or waive any provision of any confidentiality or similar agreement to which the Company is a party and which relates to a Company Takeover Proposal, and will use its commercially reasonable efforts to enforce each such agreement at the request of FAC.

Notwithstanding the foregoing, the Board is permitted at any time prior to the first acceptance of Shares for payment pursuant to the Offer (subject to the Company’s compliance with the provisions of the Merger Agreement) to, (x) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger or (y) approve or recommend a Company Superior Offer if: (A) an unsolicited, bona fide written offer is made to the Company by a third party for a Company Takeover Proposal, and such offer is not withdrawn; (B) the Board determines in good faith, after consultation with its financial advisor, that such offer constitutes a Company Superior Offer; (C) following consultation with outside legal counsel, the Board or a committee of disinterested directors determines that the withdrawal or modification of its approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the Board to the stockholders of the Company under applicable Law; (D) such approval or recommendation is not withdrawn or modified in a manner adverse to FAC at any time prior to three (3) business days after FAC receives written notice from the Company confirming that the Board has determined that such offer is a Company Superior Offer; and (E) at the end of such three (3) business day period, after taking into account any adjustment or modification of the terms of the Merger Agreement proposed by FAC (and any adjustment or modification of the terms of such Company Takeover Proposal), the Board again makes the determination in good faith that the withdrawal or modification of such approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the Board to the stockholders of the Company under applicable Law.

Indemnification; Insurance. The parties to the Merger Agreement have agreed that, for a period of six years after the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than the provisions set forth in the Bylaws and the Certificate of Incorporation of the Company. Also, the Surviving Corporation shall maintain in full force and effect, for a period of at least six years from the Effective Time, directors’ and officers’ liability insurance comparable to the Company’s current policy, provided that the maximum amount to be spent on such policies shall not exceed the greater of (i) $350,000 and (ii) such amount as is necessary to obtain $10,000,000 of coverage.

Existing Employment Agreements and Benefits. The Merger Agreement provides that FAC will cause the Surviving Corporation to honor all employment and severance agreements in effect prior to the date of the Merger Agreement between the Company or any of its subsidiaries and any current or former employee or director of the Company and disclosed in the disclosure schedules to the Merger Agreement. Also, the parties to the Merger Agreement have agreed to certain provisions to provide for the continued coverage of the employees of the Company and its subsidiaries under benefits plans.

Termination. The Merger Agreement may be terminated at any time prior to the first acceptance of Shares for payment pursuant to the Offer:

(i) by mutual consent of the Boards of Directors of FAC and the Company;

(ii) by either FAC or the Company if the Offer shall not have been consummated on or before May 31, 2006; provided, however, that the right to terminate the Merger Agreement pursuant to such provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before such date;

(iii) by either FAC or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any legally binding injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(iv) by FAC, if neither FAC nor Offeror is in material breach of its obligations under the Merger Agreement, and if (A) any of the representations and warranties of the Company herein become untrue or inaccurate such that the Offer Condition regarding the Company’s representations and warranties would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the Offer Condition regarding the Company’s performance of its obligations under, and compliance with, the Merger Agreement would not be satisfied, and such breach (if curable) has not been cured within twenty (20) days after notice to the Company;

(v) by the Company, if the Company is not in material breach of its obligations under the Merger Agreement, and if (A) any of the representations and warranties of FAC or Offeror herein become untrue or inaccurate, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not be reasonably expected to have a Purchaser Material Adverse Effect on the date of the Merger Agreement and as of the expiration of the Offer, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), or (B) either FAC or Offeror shall have failed to perform in any material respect its obligations or to comply in any material respect with its agreements or covenants to be performed or complied with by it under the Merger Agreement, and such breach (if curable) has not been cured within twenty (20) days after notice to FAC or Offeror, as the case may be;

(vi) by FAC, if the Board shall have (i) withdrawn or modified in a manner adverse to FAC the approval or recommendation of the Offer, the Merger Agreement and the Merger, (ii) recommended or approved any Company Takeover Proposal, or (iii) entered into or publicly announced the Company’s intention to enter into an agreement other than a confidentiality agreement with respect to a Company Takeover Proposal; or

(vii) by the Company, if the Board shall have withdrawn or modified in a manner adverse to FAC the approval or recommendation of the Offer, the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement, but only (A) after providing written notice to FAC (a “Notice of Superior Offer”) advising FAC that the Board has received a Company Superior Offer, specifying the material terms and conditions of such Company Superior Offer and identifying the person making such Company Superior Offer, and (B) if FAC does not, within three (3) business days of FAC’s receipt of the Notice of Superior Offer, make an offer that the Board determines, in its good faith judgment (after consultation with its advisors), to be at least as favorable to the Company’s stockholders as the Superior Proposal; provided that during such three business day period, the Company shall negotiate in good faith with FAC (to the extent FAC wishes to negotiate) to enable FAC to make such an offer; provided, however, that any such purported termination pursuant to this provision shall be void and of no force or effect unless the Company concurrently with such termination pays to FAC the Company Termination Fee and the Termination Expenses (each as defined below under “Expenses; Termination Fee”); and provided further that FAC and Merger Sub acknowledge and agree that concurrently with such termination the Company may enter into a definitive agreement providing for implementation of such Company Superior Offer.

If the Merger Agreement is so terminated, the Merger Agreement will become void and there will be no liability on the part of any party to the Agreement, except (i) as described under “Expenses; Termination Fee” and with respect to certain confidentiality obligations, and (ii) to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Expenses; Termination Fee. The Merger Agreement provides that all Expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such Expenses, except that each of the Company and FAC shall pay one-half of the filing fee in connection with the filing by the Company and FAC under the Hart-Scott-Rodino Act and except that, if the Merger Agreement is terminated:

(i) by FAC as set forth in subparagraph (iv) under “Termination” above, then the Company agrees to pay FAC the Termination Expenses (as defined below) and if, concurrently with such termination or within 12 months of the date of termination, the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to a Company Takeover Proposal, or a Company Takeover Proposal is consummated, then the Company agrees to also pay FAC the Company Termination Fee (as defined below);

(ii) by FAC as set forth in subparagraph (vi) under “Termination” above, then (so long as neither FAC nor Offeror was in material breach of any of its representations, warranties or covenants in the Merger Agreement as of the termination date), the Company agrees to pay FAC the Company Termination Fee and the Termination Expenses; or

(iii) by the Company as set forth in subparagraph (vii) under “Termination” above, then the Company agrees to pay FAC the Company Termination Fee and the Termination Expenses.

The “Company Termination Fee” means an amount equal to $5,000,000. “Termination Expenses” means an amount, not to exceed $1,000,000, equal to the reasonably documented Expenses of FAC and Offeror incurred in connection with or related to the Merger Agreement and the other matters contemplated thereby. If the Company fails to pay FAC the Company Termination Fee or any Termination Expenses when due, the Company shall reimburse FAC for all reasonable costs and expenses actually incurred or accrued by FAC in connection with the collection of such amounts. FAC’s right to receive payment of the Company Termination Fee and Termination Expenses is the exclusive remedy of FAC and Offeror for the loss suffered as a result of the failure to be consummated of the Merger and the other transactions contemplated by the Merger Agreement.

Consent of Continuing Directors to Termination, Modification, Amendment or Waiver. If Offeror’s designees are elected to the Company’s Board of Directors, after the acceptance for purchase of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the directors of the Company then in office who were neither designated by FAC nor are employees of the Company will be required for (i) any amendment or termination of the Merger Agreement on behalf of the Company, (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of FAC or Offeror under the Merger Agreement or (iii) any waiver of any of the Company’s rights under the Merger Agreement or any other action that could adversely affect in any material respects the rights of the Company’s stockholders under the Merger Agreement.

LLCP Guarantee. LLCP has guaranteed all obligations of Offeror and FAC under the Merger Agreement.

Termination of Letter of Intent. Upon execution of the Merger Agreement, the letter of intent, dated October 4, 2005, between the Company and Levine Leichtman terminated and was of no further force or effect.

Confidentiality Agreement

In connection with granting FAC and its representatives access to certain confidential information of the Company, Levine Leichtman executed a Confidentiality Agreement with the Company, dated June 23, 2005, which agreement was amended and restated on December 19, 2005 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, and in consideration of the Company’s agreeing to make certain confidential information (the “Evaluation Material”) available to Levine Leichtman, Levine Leichtman agreed that: (A) except as required by discovery demand, legal proceeding or other similar process, all Evaluation Material would be held in confidence and used solely for the purpose of evaluating a possible transaction with the Company (the “Transaction”) except for disclosures to its officers, employees, affiliates and other agents (“Affiliates”) who need access to the Evaluation Material for purposes of evaluating a Transaction and who have been informed of the confidential nature of the Evaluation Material and agreed to be bound by the terms of the Confidentiality Agreement, provided that Levine Leichtman is responsible for any breach of the Confidentiality Agreement by any of its Affiliates, (B) if it is required (by discovery, demand, legal proceeding or other similar process) to disclose any Evaluation Material, Levine Leichtman would provide the Company with written notice of any such requirement as soon as practicable and, prior to disclosing such material, request that confidential treatment be accorded such information, (C) without the prior written consent of the Company, it and its representatives would not disclose their interest in the Transaction or any terms, conditions or other facts with respect to any Transaction except as required by law or the applicable rules of any national securities exchange or automated quotation system or except to the extent already disclosed in a public announcement that was not made in breach of the Confidentiality Agreement, (D) it would not, for the two year period from the date of the Confidentiality Agreement, recruit, solicit or hire for employment any officer or senior manager of the Company or otherwise interfere with any such employee’s employment relationship with the Company (other than hires in response to general solicitations in magazines and newspapers), (E) except as may be provided in a definitive agreement relating to the Transaction, neither the Company nor any of its representatives has made any representations regarding, or has any liability arising from, the Evaluation Material, (F) the United States securities laws prohibit it and its representatives that have received material, non-public information about the Company from purchasing or selling securities of the Company or from communicating such information to any person under circumstances under which such other person may be expected to purchase or sell securities of the Company, (G) upon request of the Company, it would promptly return to the Company or destroy all written Evaluation Material and all other records reflecting any Evaluation Material, (H) until a definitive agreement with respect to a Transaction has been executed, none of the Company, its stockholders or Levine Leichtman would have any legal obligation with respect to a Transaction except as set forth in the Confidentiality Agreement and (I) it would not contact any representative, stockholder, creditor, supplier or franchisee of the Company without the prior consent of the Company. The Confidentiality Agreement expires on December 19, 2007.

14. Dividends and Distributions.

The Merger Agreement provides that the Company will not, among other things, (a) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, its capital stock or other securities, or any Voting Debt (as defined in Section 13 “The Transaction Documents” of this Offer to Purchase) having general voting rights or any debt convertible into securities having such rights, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class, except for the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms or (b) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than dividends and distributions to the Company or one of its wholly-owned subsidiaries. See Section 13 “The Transaction Documents” of this Offer to Purchase.

15. Certain Conditions to the Offeror’s Obligations.

Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, any Shares tendered pursuant to the Offer (1) if the Minimum Condition is not satisfied as of the expiration of the Offer, or (2) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(i) there shall have been entered, enforced, instituted or issued by any governmental authority, any legally binding judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree: which (A) makes illegal, prevents, restrains or prohibits the making of the Offer, the acceptance for payment of, or payment for, any Shares by FAC, Offeror or any other affiliate of FAC, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (B) prohibits or limits the ownership or operation by the Company, FAC or any of their subsidiaries of all or any material portion of the business or assets of the Company, FAC or any of their subsidiaries; (C) imposes limitations on the ability of FAC, Offeror or any other affiliate of FAC to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the FAC or Offeror pursuant to the Offer or otherwise on all matters presented to the Company’s stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (D) would reasonably be expected to require divestiture by FAC, Offeror or any other affiliate of Offeror of any Shares; or (E) which otherwise would reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect;

(ii) there shall have been any law, statute, rule, regulation, legislation or interpretation of any nature enacted, enforced, promulgated or issued by any governmental authority or deemed by any governmental authority applicable to (A) FAC, the Company or any subsidiary or affiliate of FAC or the Company or (B) any transaction contemplated by the Merger Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (E) of paragraph (i) above;

(iii) there shall have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

(iv) there shall have occurred (A) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq, other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (C) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets;

(v) it shall have been publicly disclosed, or FAC shall have otherwise learned, that any person, other than FAC or Offeror, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the then outstanding Shares, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 50% or more of any of the then outstanding Shares, or (ii) the Board of Directors of the Company, the Special Committee of the Board of Directors of the Company or any other committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to FAC or Offeror, the recommendation by such Board or approval by such committee of the Offer, the Merger or the Merger Agreement, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal, (C) caused the Company to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

(vi) the representations and warranties of the Company (i) set forth in the Merger Agreement (other than Sections 2.2(a) “Capitalization” and 2.4 “Authorization; Binding Agreement”) shall not be true and correct except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not be reasonably expected to have a Company Material Adverse Effect and (ii) set forth in Section 2.2(a) “Capitalization” and 2.4 “Authorization; Binding Agreement” shall not be true and correct in all material respects in each case on the date of the Merger Agreement and as of the expiration of the Offer, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);

(vii) the Company shall have failed to perform in any material respect its obligations or to comply in any material respect with its agreements or covenants to be performed or complied with by it under the Merger Agreement;

(viii) the Agreement shall have been terminated in accordance with its terms;

(ix) there shall have been instituted or pending any stockholder derivative litigation or stockholder class action litigation against the Company, its subsidiaries or its executive officers or directors, which would reasonably be expected to have a Company Material Adverse Effect;

(x) the applicable waiting period, if any, under the Hart-Scott-Rodino Act shall not have expired or been terminated;

(xi) all material consents required in connection with the Merger Agreement or the transactions contemplated thereby shall not have been obtained or shall not be in full force and effect including, but not limited to all consents, approvals or authorizations required by all state, city or local liquor licensing boards, agencies or other similar entities for the Company’s operations; provided, however, that such consents not obtained or not in effect would, in the aggregate, have a Company Material Adverse Effect; or

(xii) the Escrow Letter, dated December 28, 2005, with F&H Acquisition Corp., NPSP Acquisition Corp., Steel Partners II, L.P. and Newcastle Partners, L.P. (collectively, the “Other Bidders”) shall not have been terminated by the Company or the Company shall not have returned the Agreement and Plan of Merger deposited therein by F&H Acquisition Corp. (the “Other Bidder Merger Agreement”) unexecuted. The Company has provided Offeror with a copy of a letter dated December 29, 2005 from the Company to the Other Bidders in which the Company advises the Other Bidders that the Company will not execute and deliver the Other Bidder Merger Agreement.

The foregoing conditions are for the sole benefit of FAC and Offeror and may be asserted by FAC or Offeror regardless of the circumstances giving rise to any such condition or may be waived by FAC or Offeror in whole or in part at any time and from time to time in their reasonable discretion. The failure by FAC or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror and FAC, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

Antitrust. The Hart-Scott-Rodino Act provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Division of the Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the Hart-Scott-Rodino Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Offeror filed its Form with the Division and the FTC on January 6, 2006.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the Nasdaq. FAC currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On December 29, 2005, prior to the execution of the Merger Agreement, upon the unanimous recommendation of a Special Committee of independent directors of the Company, the Board of Directors of the Company, by unanimous vote of all directors present at a meeting held on such date, (i) approved the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer and adopt the Merger Agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Section 15 “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

Liquor Licenses. Because the Company serves distilled spirits, wine and beer (“alcoholic beverages”) at its restaurants, it is required to obtain and maintain state and/or local licenses/permits that authorize the sale and service of alcoholic beverages at each restaurant. As the holder of licenses/permits, the Company is subject to the jurisdiction of the licensing authorities and the alcoholic beverage laws and regulations governing the conduct of the Company in selling and serving alcoholic beverages. The failure to maintain required licenses/permits at a restaurant may result in the closing of that restaurant and could delay or prevent the Company’s ability to obtain licenses/permits at new restaurants. The consent of certain liquor licensing authorities with respect to these license/permits may be required in connection with the consummation of the Offer and/or the Merger. It is a condition to Offeror’s obligation to purchase Shares and consummate the Merger that all such consents shall be obtained prior to the consummation of the Offer except as would not, in the aggregate, have a Company Material Adverse Effect. There can be no assurance that such consents will be obtained. The failure to obtain such consents could delay or prevent the consummation of the Offer and/or the Merger.

17. Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18. Fees and Expenses.

Neither Offeror nor FAC will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Offeror has retained D.F. King & Co., Inc. as Information Agent and The Bank of New York as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19. Miscellaneous.

Legal Proceedings

On October 4, 2005, the same day that the Company made a public disclosure of its signing of a letter of intent with Levine Leichtman (the “LOI”) for the acquisition of the Company’s outstanding common stock at an initial price of $14.00 per share, Primavera Investors, LLC (“Primavera”) filed a class action complaint (referred to as the “Primavera Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Steven M. Johnson, Chief Executive Officer and director; Gary M. Judd, President and director; James K. Zielke, Chief Financial Officer and Secretary and director; Dennis L. Thompson, C. Wells Hall, III, E. Gene Street, John D. Harkey, Jr., Nestor R. Weigand, Jr., and James T. Morton, all directors of the Company, and Levine Leichtman.

The Primavera Complaint, brought on behalf of Primavera and all of the Company’s public common stockholders, other than the individual defendants and their immediate family members (the “Unaffiliated Stockholders”), alleges that the transaction contemplated in the public disclosure of the LOI would injure the plaintiffs. In particular, the Primavera Complaint alleges that the consideration proposed to be paid to the Company’s Unaffiliated Stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s Unaffiliated Stockholders. The Primavera Complaint further alleges that the Company’s directors failed to make an informed decision, and breached their fiduciary duties owed to the Company’s Unaffiliated Stockholders by failing to appropriately evaluate the Company’s net worth, obtain the best value for the Company’s Unaffiliated Stockholders, act independently to protect the Company’s Unaffiliated Stockholders, and ensure that no conflicts of interest exist or any conflicts are resolved in the best interest of the Company’s Unaffiliated Stockholders.

The Primavera Complaint states that Primavera seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the LOI, obtain an award for the damages to the Company’s Unaffiliated Stockholders, require the defendants to account for profits or special benefits, and award the plaintiffs their costs and attorneys’ fees.

On October 26, 2005, Charles Lieberman, individually and as Trustee for David J. Lieberman Trust, Michael S. Lieberman Trust, Jeremy A. Lieberman Trust, and David J. Lieberman (referred to collectively as “Lieberman”) filed a class action complaint (referred to as the “Lieberman Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Steven M. Johnson, Chief Executive Officer and director; Gary M. Judd, President and director; James K. Zielke, Chief Financial Officer and Secretary and director; Dennis L. Thompson, C. Wells Hall, III, E. Gene Street, John D. Harkey, Jr., Nestor R. Weigand, Jr., and James T. Morton and all directors of the Company. The Lieberman Complaint, brought on behalf of Lieberman and all of the Unaffiliated Stockholders, alleges that the transaction contemplated in the LOI would injure the plaintiffs. In particular, the Lieberman Complaint alleges that the consideration proposed to be paid to the Company’s Unaffiliated Stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s Unaffiliated Stockholders. The Lieberman Complaint alleges that the Company’s directors have failed to make an informed decision, and have breached their fiduciary duty owed to the Company’s Unaffiliated Stockholders by failing to appropriately evaluate the Company’s net worth and obtain the best value for the Company’s Unaffiliated Stockholders.

The Lieberman Complaint states that Lieberman seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the LOI, obtain an award for the damages to the Company’s Unaffiliated Stockholders, and award the plaintiffs their costs and attorneys’ fees.

Levine Leichtman has been named as a defendant in the Primavera Complaint. FAC and Offeror believe that Levine Leichtman should be dismissed as a defendant and that the Primavera Complaint is without merit. Offeror and FAC believe both the Primavera Complaint and the Lieberman Complaint are not material given that (i) the Merger Agreement no longer contemplates that members of Company management will roll over any of their equity (whether Shares or options exercisable into Shares) into the Surviving Corporation and (ii) FAC has increased the price per share to be paid to stockholders from $14.00 to $15.50 per share.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

Offeror has filed with the Commission a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 “Certain Information Concerning the Company” of this Offer to Purchase.

F&H FINANCE CORP.

January 6, 2006

ANNEX I

CERTAIN INFORMATION CONCERNING THE

DIRECTORS AND EXECUTIVE OFFICERS

OF OFFEROR, FAC AND CERTAIN AFFILIATES

The name, age and present principal occupation of each of the directors and executive officers of each of the entities constituting the Purchaser Group are set forth below. Each person is a citizen of the United States. Each person’s business address is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210, phone number (310) 275-5335.

Name, Age and Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years
Steven E. Hartman, 39	Mr. Hartman joined Levine Leichtman in 1996. For the past five years, Mr. Hartman’s principal occupation or employment has been to serve in various capacities at Levine Leichtman, and he currently is a Principal of Levine Leichtman. In addition, Mr. Hartman is President, Secretary and Treasurer of FAC and Offeror and Vice President and Secretary of Levine Leichtman. Mr. Hartman is the sole director of FAC and Offeror. Mr. Hartman is also a director of InterDent and Simues Foods International. Mr. Hartman holds a bachelor degree from the University of California at Berkeley, an MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from the UCLA School of Law.

Stephen J. Hogan, 42	Mr. Hogan joined Levine Leichtman in 1996. For the past five years, Mr. Hogan’s principal occupation or employment has been to serve in various capacities at Levine Leichtman, and he currently is a Principal of Levine Leichtman and as its Chief Financial Officer. In addition, Mr. Hogan is Vice President of FAC and Offeror. Mr. Hogan is also a director of InterDent, CiCi’s Pizza, and American Corrective Counseling Services, Inc. Mr. Hogan holds a bachelor degree and an MBA from the University of Southern California. Mr. Hogan is a Certified Public Accountant licensed by the State of California.

Lauren B. Leichtman, 56	In 1985, Ms. Leichtman co-founded Levine Leichtman. For the past five years, the principal occupation or employment of Ms. Leichtman has been, and currently is, to serve as a Founding Principal, director and the Chief Executive Officer of Levine Leichtman. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Levine Leichtman. Prior to co-founding Levine Leichtman, Ms. Leichtman practiced law in the public and private sectors, including with the Securities and Exchange Commission. Ms. Leichtman is a director of InterDent and American Corrective Counseling Services, Inc. and Simues Foods International. In addition, Ms. Leichtman currently serves on the Board of Directors of the Los Angeles Opera, on the Board of Directors of Wilshire Boulevard Temple, on the Board of Directors of Wallis Annenberg Cultural Center and the Board of Directors of Legal Momentum. Ms. Leichtman holds a bachelor degree from California State University, Northridge, a JD from Southwestern University School of Law and an LLM from the Columbia School of Law.

Arthur E. Levine, 54	In 1985, Mr. Levine co-founded Levine Leichtman. For the past five years, the principal occupation or employment of Mr. Levine has been, and currently is, to serve as a Founding Principal, director and the President of Levine Leichtman. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Levine Leichtman. Mr. Levine is also a director of InterDent and Simues Foods International. In addition, Mr. Levine has served as Chairperson of UCLA’s Anderson School Entrepreneurial Studies Center and on the Corporate Advisory Board of the National Association of Securities Dealers. Mr. Levine currently serves on the Board of Governors of Columbia University School of Law, on the Board of Governors of the UCLA Foundation and on the Board of Directors of Alliance of College Ready Public Schools. Mr. Levine holds a bachelor degree from the University of California at Los Angeles, an MBA from the Anderson School of Business at the University of California at Los Angeles and a JD from Columbia University School of Law.

A-1

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

The Bank of New York

By Mail:	By Overnight Courier:	By Hand:
The Bank of New York Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Reorganization Services 161 Bay State Road Braintree, MA 02184	The Bank of New York Reorganization Services 101 Barclay Street, 1-E Receive and Deliver Window New York, New York 10286

By Facsimile Transmission: (For Eligible Institutions Only) 781-380-3388 To Confirm Facsimile Only: 781-843-1833, Ext. 200

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Offeror’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others Call Toll-free: (800) 735-3591